Statement of Management’s Responsibility
for Financial Information
Management of Bank of Montreal (the bank) is responsible for the preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (MD&A) and all other information in the Annual Report.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC) in the United States. The financial statements also comply with the provisions of the
Bank Act (Canada)
and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102
Continuous Disclosure Obligations
of the CSA.
The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.
The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.
In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.
As of October 31, 2021, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109,
Certification of Disclosure in Issuers’ Annual and Interim Filings
and the
Securities Exchange Act of 1934.
In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting as of October 31, 2021 is set forth on page 145.
The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.
The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the
Bank Act,
with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

Darryl White	Tayfun Tuzun	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 3, 2021

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140	BMO Financial Group 204thrd Annual Report 2021

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142	BMO Financial Group 204th Annual Report 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Bank of Montreal
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Bank of Montreal (the Bank) as at October 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 3, 2021 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of the Allowances for Credit Losses for Loans
As discussed in Notes 1 and 4 to the consolidated financial statements, the Bank’s allowance for credit losses (ACL) as at October 31, 2021 was $2,958 million. The Bank’s ACL consists of allowances for impaired loans and allowances for performing loans (APL), both calculated under the IFRS 9 Financial Instruments expected credit losses framework. APL is calculated for each exposure in the loan portfolio as a function of the key modeled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing APL, the Bank’s methodology attaches probability weightings to three economic scenarios, which represent the Bank’s judgment about a range of forecast economic variables – a base case scenario being the Bank’s view of the most probable outcome, as well as benign and adverse scenarios. Where there has been a significant increase in credit risk, lifetime APL is recorded; otherwise 12 months of APL is generally recorded. The Bank’s methodology for determining significant increase in credit risk is based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses experienced credit judgment (ECJ) to reflect factors not captured in the results produced by the APL models.
We identified the assessment of the ACL for loans as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the Bank’s key modeled inputs, methodology and judgments and their resulting impact on the APL, as described above, including impacts of the
COVID-19
pandemic. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s APL process, with the involvement of credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modeled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also tested the controls over the Bank’s APL process related to loan reviews for determination of loan risk grades for wholesale loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modeled inputs and APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating
model monitoring tests in respect of the key modeled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management’s judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank’s borrower risk rating scale, and compared that to the Bank’s assigned loan risk grade.

BMO Financial Group 204th Annual Report 2021	143

Assessment of the Measurement of the Fair Value of Certain Securities
As discussed in Notes 1, 3 and 17 to the consolidated financial statements, the Bank’s securities portfolio included $181,744 million of securities as at October 31, 2021 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models and third-party net asset valuations (NAVs) that use significant unobservable market information. Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities are NAVs and prepayment rates.
We identified the assessment of the measurement of the fair value of certain securities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to the 1) review of third-party NAVs, and 2) independent price verification. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, for which prepayment rates are used in valuation, by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank. For a selection of securities, we compared the NAVs to external information.
Assessment of Income Tax Uncertainties
As discussed in Notes 1 and 22 to the consolidated financial statements, in determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.
We identified the assessment of income tax uncertainties as a critical audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the 1) identification of tax uncertainties based on interpretation of tax legislation, case law and administrative positions, and 2) determination of the best estimate of the provision required, if any, to settle these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in 1) evaluating, based on their knowledge and experience, the Bank’s interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, 2) reading advice obtained by the Bank from external specialists and evaluating its impact on the Bank’s provision, if necessary, and 3) reading correspondence with taxation authorities and evaluating its impact on the Bank’s provision, if necessary.
Assessment of Insurance-Related Liabilities
As discussed in Notes 1 and 14 to the consolidated financial statements, the Bank’s insurance-related liabilities as at October 31, 2021 were $12,845 million. The Bank determines the liabilities for life insurance contracts by applying the Canadian Asset Liability Method for Insurance Contracts, which incorporates best-estimate assumptions. Certain significant assumptions include mortality, policy lapses and future investment yields.
We identified the assessment of insurance-related liabilities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant assumptions. Significant and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.
The following are the primary procedures we performed to address this critical audit matter. With the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of internal controls over assessment of the significant assumptions. We involved these actuarial professionals also in testing the significant assumptions by examining the Bank’s internal and external experience studies for policy lapses and mortality, and examining management’s calculations and comparing certain inputs into the future investment yields to externally available data.

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Bank’s auditor since 2004 and as joint auditor for the prior 14 years.
Toronto, Canada
December 3, 2021

144	BMO Financial Group 204th Annual Report 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Bank of Montreal
Opinion on Internal Control over Financial Reporting
We have audited Bank of Montreal’s internal control over financial reporting as of October 31, 2021, based on the criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, Bank of Montreal (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2021, based on the criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Bank as at October 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively, the consolidated financial statements) and our report dated December 3, 2021 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting, on page 121 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 3, 2021

BMO Financial Group 204th Annual Report 2021	145

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2021	2020	2019
Interest, Dividend and Fee Income
Loans	$15,727	$17,945	$19,824
Securities (Note 3) (1)	3,963	4,980	5,541
Deposits with banks	197	390	787
	19,887	23,315	26,152
Interest Expense
Deposits	3,220	6,239	8,616
Subordinated debt	195	265	279
Other liabilities (Note 14)	2,162	2,840	4,369
	5,577	9,344	13,264
Net Interest Income	14,310	13,971	12,888
Non-Interest Revenue
Securities commissions and fees	1,107	1,036	1,023
Deposit and payment service charges	1,243	1,221	1,204
Trading revenues (Note 17)	296	15	298
Lending fees	1,391	1,295	1,192
Card fees	442	358	437
Investment management and custodial fees	1,982	1,807	1,747
Mutual fund revenues	1,595	1,417	1,419
Underwriting and advisory fees	1,421	1,070	975
Securities gains, other than trading (Note 3)	591	124	249
Foreign exchange gains, other than trading	167	127	166
Insurance revenue	1,941	2,178	3,183
Investments in associates and joint ventures	248	161	151
Other	452	406	551
	12,876	11,215	12,595
Total Revenue	27,186	25,186	25,483
Provision for Credit Losses (Note 4)	20	2,953	872
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities (Note 14)	1,399	1,708	2,709
Non-Interest Expense
Employee compensation (Notes 20 and 21)	8,322	7,944	8,423
Premises and equipment (Note 9)	3,396	3,202	2,988
Amortization of intangible assets (Note 11)	634	620	554
Travel and business development	397	384	545
Communications	264	304	296
Professional fees	607	555	568
Other (Note 10)	1,889	1,168	1,256
	15,509	14,177	14,630
Income Before Provision for Income Taxes	10,258	6,348	7,272
Provision for income taxes (Note 22)	2,504	1,251	1,514
Net Income	$7,754	$5,097	$5,758
Earnings Per Common Share (Canadian $) (Note 23)
Basic	$11.60	$7.56	$8.68
Diluted	11.58	7.55	8.66
Dividends per common share	4.24	4.24	4.06

(1)
Includes interest income on securities measured at fair value through other comprehensive income and amortized cost, calculated using the effective interest rate method, of $889 million for the year ended October 31
, 2021
($1,532

million in 2020 and
$1,853

million in 2019).

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Darryl White	Jan Babiak
Chief Executive Officer	Chair, Audit and Conduct Review Committee

146	BMO Financial Group 204th Annual Report 2021

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2021	2020	2019
Net Income	$7,754	$5,097	$5,758
Other Comprehensive Income (Loss), net of taxes (Note 22)
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the year	(161)	410	412
Reclassification to earnings of (gains) in the year	(43)	(81)	(72)
	(204)	329	340
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the year	(1,380)	1,513	1,444
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges	(414)	(47)	143
	(1,794)	1,466	1,587
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(2,207)	373	(11)
Unrealized gains (losses) on hedges of net foreign operations	496	(96)	(13)
	(1,711)	277	(24)
Items that will not be reclassified to net income
Unrealized gains on fair value through OCI equity securities arising during the year	20	–	1
Gains (losses) on remeasurement of pension and other employee future benefit plans	923	(255)	(552)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(196)	(28)	75
	747	(283)	(476)
Other Comprehensive Income (Loss), net of taxes (Note 22)	(2,962)	1,789	1,427
Total Comprehensive Income	$4,792	$6,886	$7,185
The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 204th Annual Report 2021	147

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2021	2020
Assets
Cash and Cash Equivalents (Note 2)	$93,261	$57,408
Interest Bearing Deposits with Banks (Note 2)	8,303	9,035
Securities (Note 3)
Trading	104,411	97,834
Fair value through profit or loss	14,210	13,568
Fair value through other comprehensive income	63,123	73,407
Debt securities at amortized cost	49,970	48,466
Investments in associates and joint ventures	1,135	985
	232,849	234,260
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	107,382	111,878
Loans (Notes 4 and 6)
Residential mortgages	135,750	127,024
Consumer instalment and other personal	77,164	70,148
Credit cards	8,103	7,889
Business and government	239,809	245,662
	460,826	450,723
Allowance for credit losses (Note 4)	(2,564)	(3,303)
	458,262	447,420
Other Assets
Derivative instruments (Note 8)	36,713	36,815
Customers’ liability under acceptances (Note 12)	14,021	13,493
Premises and equipment (Notes 1 and 9)	4,454	4,183
Goodwill (Note 11)	5,378	6,535
Intangible assets (Note 11)	2,266	2,442
Current tax assets	1,588	1,260
Deferred tax assets (Note 22)	1,287	1,473
Other (Note 12)	22,411	23,059
	88,118	89,260
Total Assets	$988,175	$949,261
Liabilities and Equity
Deposits (Note 13)	$685,631	$659,034
Other Liabilities
Derivative instruments (Note 8)	30,815	30,375
Acceptances (Note 14)	14,021	13,493
Securities sold but not yet purchased (Note 14)	32,073	29,376
Securities lent or sold under repurchase agreements (Note 6)	97,556	88,658
Securitization and structured entities’ liabilities (Notes 6 and 7)	25,486	26,889
Current tax liabilities	221	126
Deferred tax liabilities (Note 22)	192	108
Other (Notes 1 and 14)	37,764	36,193
	238,128	225,218
Subordinated Debt (Note 15)	6,893	8,416
Total Liabilities	930,652	892,668
Equity
Preferred shares and other equity instruments (Note 16)	5,558	6,598
Common shares (Note 16)	13,599	13,430
Contributed surplus	313	302
Retained earnings (Note 1)	35,497	30,745
Accumulated other comprehensive income	2,556	5,518
Total Equity	57,523	56,593
Total Liabilities and Equity	$988,175	$949,261
The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

148	BMO Financial Group 204th Annual Report 2021

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2021	2020	2019
Preferred Shares and Other Equity Instruments (Note 16)
Balance at beginning of year	$6,598	$5,348	$4,340
Issued during the year	–	1,250	1,008
Redeemed during the year	(1,040)	–	–
Balance at End of Year	5,558	6,598	5,348
Common Shares (Note 16)
Balance at beginning of year	13,430	12,971	12,929
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	–	471	–
Issued under the Stock Option Plan	122	40	62
Repurchased for cancellation and/or treasury shares sold/purchased	47	(52)	(20)
Balance at End of Year	13,599	13,430	12,971
Contributed Surplus
Balance at beginning of year	302	303	300
Stock option expense, net of options exercised (Note 20)	10	(1)	–
Other	1	–	3
Balance at End of Year	313	302	303
Retained Earnings
Balance at beginning of year	30,745	28,725	25,850
Impact from adopting IFRS 16 (Note 1)	–	(59)	na
Net income	7,754	5,097	5,758
Dividends on preferred shares and distributions payable on other equity instruments (Note 16)	(244)	(247)	(211)
Dividends on common shares (Note 16)	(2,746)	(2,723)	(2,594)
Equity issue expense and premium paid on redemption of preferred shares	(6)	(3)	(8)
Common shares repurchased for cancellation (Note 16)	–	–	(70)
Net discount on sale of treasury shares	(6)	(45)	–
Balance at End of Year	35,497	30,745	28,725
Accumulated Other Comprehensive Income on Fair Value through OCI Securities, net of taxes (Note 22)
Balance at beginning of year	355	26	(315)
Unrealized gains (losses) on fair value through OCI debt securities arising during the year	(161)	410	412
Unrealized gains on fair value through OCI equity securities arising during the year	20	–	1
Reclassification to earnings of (gains) during the year	(43)	(81)	(72)
Balance at End of Year	171	355	26
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes (Note 22)
Balance at beginning of year	1,979	513	(1,074)
Gains (losses) on derivatives designated as cash flow hedges arising during the year (Note 8)	(1,380)	1,513	1,444
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the year	(414)	(47)	143
Balance at End of Year	185	1,979	513
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes (Note 22)
Balance at beginning of year	3,980	3,703	3,727
Unrealized gains (losses) on translation of net foreign operations	(2,207)	373	(11)
Unrealized gains (losses) on hedges of net foreign operations	496	(96)	(13)
Balance at End of Year	2,269	3,980	3,703
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes (Note 22)
Balance at beginning of year	(638)	(383)	169
Gains (losses) on remeasurement of pension and other employee future benefit plans (Note 21)	923	(255)	(552)
Balance at End of Year	285	(638)	(383)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes (Note 22)
Balance at beginning of year	(158)	(130)	(205)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(196)	(28)	75
Balance at End of Year	(354)	(158)	(130)
Total Accumulated Other Comprehensive Income	2,556	5,518	3,729
Total Equity	$57,523	$56,593	$51,076
na – not applicable due to IFRS 16 adoption on November 1, 2019.
The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 204th Annual Report 2021	149

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2021	2020	2019
Cash Flows from Operating Activities
Net Income	$7,754	$5,097	$5,758
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading (Note 3)	1	2	1
Net (gain) on securities, other than trading (Note 3)	(592)	(126)	(250)
Net (increase) decrease in trading securities	(10,447)	(10,276)	13,816
Provision for credit losses (Note 4)	20	2,953	872
Change in derivative instruments – (Increase) decrease in derivative asset	542	(12,229)	6,902
– Increase (decrease) in derivative liability	529	5,614	(3,774)
Amortization of premises and equipment (Note 9)	791	801	435
Amortization of other assets	140	197	216
Amortization of intangible assets (Note 11)	634	620	554
Write-down of goodwill (Note s 10 and 11)	779	–	–
Net decrease in deferred tax asset (Note 22)	127	111	483
Net increase (decrease) in deferred tax liability (Note 22)	85	26	(15)
Net (increase) decrease in current tax asset	(539)	(55)	354
Net increase in current tax liability	143	62	6
Change in accrued interest – (Increase) decrease in interest receivable	75	178	(299)
– Increase (decrease) in interest payable	(366)	(352)	313
Changes in other items and accruals, net	723	(4,501)	(1,255)
Net increase in deposits	52,244	88,341	48,009
Net (increase) in loans	(23,748)	(21,941)	(43,381)
Net increase (decrease) in securities sold but not yet purchased	3,545	2,972	(2,524)
Net increase in securities lent or sold under repurchase agreements	12,866	824	20,358
Net (increase) in securities borrowed or purchased under resale agreements	(289)	(7,104)	(19,396)
Net increase (decrease) in securitization and structured entities’ liabilities	(968)	(378)	2,120
Net Cash Provided by Operating Activities	44,049	50,836	29,303
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	–	(8,113)	(1,227)
Proceeds from issuance of covered bonds (Note 13)	4,396	4,425	4,168
Redemption/buyback of covered bonds (Note 13)	(4,074)	(6,231)	(3,765)
Proceeds from issuance of subordinated debt (Note 15)	1,000	1,250	1,000
Repayment of subordinated debt (Note 15)	(2,250)	–	(1,000)
Proceeds from issuance of preferred shares and other equity instruments net of issuance cost (Note 16)	–	1,247	1,000
Redemption of preferred shares (Note 16)	(1,046)	–	–
Net proceeds from issuance (repurchase) of common shares and sale (purchase) of treasury shares	159	(76)	54
Common shares repurchased for cancellation (Note 16)	–	–	(90)
Cash dividends and distributions paid	(2,980)	(2,475)	(2,752)
Repayment of lease liabilities (1)	(327)	(331)	na
Net Cash (Used in) Financing Activities	(5,122)	(10,304)	(2,612)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	144	(979)	329
Purchases of securities, other than trading	(49,620)	(86,659)	(63,496)
Maturities of securities, other than trading	27,377	19,982	13,154
Proceeds from sales of securities, other than trading	22,720	36,900	31,561
Premises and equipment – net (purchases) (Note 9)	(484)	(399)	(478)
Purchased and developed software – net (purchases) (Note 11)	(499)	(633)	(650)
Acquisitions (Note 10)	–	(186)	–
Net proceeds from divestitures (Note 10)	63	–	–
Net Cash (Used in) Investing Activities	(299)	(31,974)	(19,580)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,775)	47	(450)
Net increase in Cash and Cash Equivalents	35,853	8,605	6,661
Cash and Cash Equivalents at Beginning of Year	57,408	48,803	42,142
Cash and Cash Equivalents at End of Year (Note 2)	$93,261	$57,408	$48,803
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the year (2)	$5,864	$9,679	$12,956
Income taxes paid in the year	$2,167	$1,537	$1,209
Interest received in the year	$18,323	$21,576	$23,966
Dividends received in the year	$1,732	$1,856	$1,740

(1)	Prior to adoption of IFRS 16, repayments of lease liabilities were included in Net Cash Provided by Operating Activities.
(2)	Includes dividends paid on securities sold but not yet purchased.
na – not applicable
The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

150	BMO Financial Group 204th Annual Report 2021

Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint-Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI).
Our consolidated financial statements have been prepared on a historic cost basis, except for the revaluation of the following items: assets and liabilities held for trading; financial assets and liabilities measured or designated at fair value through profit or loss (FVTPL); financial assets measured or designated at fair value through other comprehensive income (FVOCI); financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.
These consolidated financial statements were authorized for issue by the Board of Directors on December 3, 2021.
Basis of Consolidation
These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2021. We conduct business through a variety of corporate structures, including subsidiaries, structured entities (SEs), associates and joint ventures. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. We also hold interests in SEs, which we consolidate when we control the SEs. These are more fully described in Note 7. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.
We hold investments in associates where we exert significant influence over operating and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures, which are entities where we exercise joint control through an agreement with other shareholders. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of investee net income or loss, including other comprehensive income or loss. Additional information regarding accounting for investments in associates and joint ventures is included in Note 3.
Significant Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary
assets and liabilities measured at fair value that are denominated in foreign currencies, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.
Non-monetary
assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gains (losses) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activities and related income taxes is reclassified to our Consolidated Statement of Income as part of the gain or loss on disposition.
Foreign currency translation gains and losses on equity securities measured at FVOCI that are denominated in foreign currencies are included in accumulated other comprehensive income on FVOCI equity securities, net of taxes, in our Consolidated Statement of Changes in Equity. All other foreign currency translation gains and losses are included in foreign exchange gains, other than trading, in our Consolidated Statement of Income as they arise.

BMO Financial Group 204th Annual Report 2021	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market
of foreign exchange contracts related to economic hedges are included in non-interest
revenue in our Consolidated Statement of Income. Changes in the fair value of derivative contracts that qualify as accounting hedges are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on derivatives designated as cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.
Revenue
Dividend Income
Dividend income is recognized when the right to receive payment is established. This is the ex-dividend
date for listed equity securities.
Fee Income
Securities commissions and fees
are earned in BMO Wealth Management and BMO Capital Markets on brokerage transactions executed for customers, generally as a fixed fee per share traded, and the commissions and related clearing expense are recognized on trade date. There are also fees based on a percentage of the customer’s portfolio holdings that entitle clients to investment advice and a certain number of trades which are recorded over the period to which they relate.
Deposit and payment service charges
are primarily earned in Personal and Commercial Banking and include monthly account maintenance fees and other activity-based fees earned on deposit and cash management services. Fees are recognized over time when account maintenance and cash management services are provided, or at a point in time when an income-generating activity is performed.
Card fees
arise in Personal and Commercial Banking and primarily include interchange income, late fees and annual fees. Card fees are recorded when the related services are provided, except for annual fees, which are recorded evenly throughout the year. Interchange income is calculated as a percentage of the transaction amount and/or a fixed price per transaction, as established by the payment network, and is recognized when the card transaction is settled. Reward costs for our cards are recorded as a reduction in card fees.
Investment management and custodial fees
are earned in BMO Wealth Management and are based primarily on the balance of assets under management or assets under administration, as at the period end, for investment management, custodial, estate and trustee services provided. Fees are recorded over the period the services are performed.
Mutual fund revenues
arise in BMO Wealth Management and are earned on fund management services which are primarily calculated and recorded based on a percentage of the fund’s net asset value. The fees are recorded over the period the services are performed.
Underwriting and advisory fees
are earned in BMO Capital Markets and arise from securities offerings in which we act as an underwriter or agent, structuring and administering loan syndications, and fees earned from providing merger-and-acquisition
services and structuring advice. Underwriting and advisory fees are generally recognized when the services are completed.
Leases
We are lessors in both financing leases and operating leases. Leases are classified as financing leases if they transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases, as we retain substantially all the risks and rewards of asset ownership.
As lessor in a financing lease, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, in our Consolidated Statement of Income.
Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight-line basis over the term of the lease in non-interest
revenue, other, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight-line basis over the life of the lease in non-interest
expense, other, in our Consolidated Statement of Income.
Refer to Note 9 for our policy on lessee accounting.
Assets
Held-for-Sale
Non-current
non-financial
assets classified as
held-for-sale
are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in our Consolidated Balance Sheet. Subsequent to its initial classification, a non-current
asset is no longer depreciated or amortized, and any subsequent write-down in fair value less costs to sell is recognized in non-interest
revenue, other, in our Consolidated Statement of Income.
Changes in Accounting Policies
Interbank Offered Rate (IBOR) Reform – Phase 2 Amendments
Effective November 1, 2020, we early adopted the IASB’s IBOR Phase 2 amendments to IFRS 9
Financial Instruments
(IFRS 9), IAS 39
Financial Instruments: Recognition and Measurement
(IAS 39), IFRS 7
Financial Instruments: Disclosures
(IFRS 7) and IFRS 4
Insurance Contracts
, as well as IFRS 16
Leases.
These amendments address issues that arise from implementation of IBOR reform, where IBORs will be replaced with alternative benchmark rates.
For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a direct consequence of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exemption from the requirement to discontinue hedge accounting when changes to hedge documentation are solely the result of IBOR reform.

152	BMO Financial Group 204th Annual Report 2021

With the cessation dates for London Interbank Offered Rate (LIBOR) determined and the transition from IBORs to alternative reference rates (ARRs) well underway, and as both a holder and an issuer of IBOR-based instruments, BMO is exposed to increased financial, operational, legal and regulatory, and reputational risks. Additionally, other IBORs may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity. These risks arise principally from updating systems and processes to capture new ARRs, amending contracts or existing fallback clauses for new ARRs, managing the client transition to ARRs and the resulting impact on economic risk management, as well as updating hedge designations as the new ARRs emerge. In order to manage those risks, an enterprise IBOR Transition Office (ITO) has been established to coordinate and oversee the transition from IBORs to ARRs, with a focus on managing and mitigating internal risks, as well as managing our client relationships. The ITO, sponsored and supported by senior management, is responsible for running the enterprise-wide program, covering all of BMO’s lines of business and corporate areas. The ITO has a global mandate to ensure that we properly prepare for the discontinuation or unavailability of LIBOR and other IBORs. As part of its mandate, the ITO continues to address the bank’s industry and regulatory engagement, client and financial contract changes, internal and external communications, technology and operations modifications, introduction of new products, migration of existing clients, program strategy and governance, and to evaluate financial reporting impacts, including impacts on hedge accounting. In addition, the ITO continues to monitor the development and usage of ARRs across the industry, including the Alternative Reference Rate Committee’s formal recommendation of the CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) Term Rates. As the market continues to develop, we have added and will continue to add
ARR-based
products to our suite of offerings.
We adhered to the International Swaps and Derivatives Association Fallbacks Protocol (ISDA Protocol), which took effect on January 25, 2021. The ISDA Protocol provides specific fallbacks depending on whether the relevant IBOR (for example, USD LIBOR or GBP LIBOR) has been permanently discontinued or is temporarily unavailable. It provides an efficient amendment mechanism that allows mutually adhering counterparties to incorporate these fallback provisions into legacy derivative contracts. Also, we continue to incorporate contractual fallback provisions in new
IBOR-based
cash products in order to ensure there is an alternative benchmark rate at the time of the relevant IBOR cessation.
The table below presents quantitative information for financial instruments that referenced certain IBORs as at November 1, 2020, the date of adoption for Phase 2 relief, and either were due to mature after December 31, 2021 or are demand facilities that will be subject to remediation to amend the benchmark interest rate. Financial instruments that reference rates in multi-rate jurisdictions, including the Canadian Dollar Offered Rate (CDOR), the EURO Interbank Offered Rate and Australian Bank Bill Swap Rate, are excluded from both tables below. In the case of CDOR, financial instruments indexed to
6-month
and
12-month
CDOR tenors were discontinued on May 17, 2021, while other tenors of CDOR will continue as a benchmark rate. As at November 1, 2020, we did not hold any material positions in either of these CDOR tenors.

(Canadian $ in millions)			November 1, 2020
	USD LIBOR	GBP LIBOR	Other (1)
Non-derivative assets (2)	100,521	868	1,225
Non-derivative liabilities (2)	7,435	692	–
Derivative notional amounts (3)(4)	1,570,534	20,972	6,702
Authorized and committed loan commitments (5)(6)	68,449	194	23,633

(1)	Includes CHF LIBOR, EONIA and JPY LIBOR.
(2)	All amounts are presented based on contractual amounts outstanding with the exception of securities, recorded in non-derivative assets, which are presented based on carrying value.
(3)
Notionals amounts represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(4)
Includes certain cross-currency swap positions where both the pay and receive legs currently reference an IBOR. For those derivatives, the table above includes the notional amounts for both the pay and receive legs in the relevant columns aligning with the IBOR exposure.

(5)
Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(6)
Other includes loan commitments where our customers have the option to draw from their facility in multiple currencies. Amounts drawn will be subject to prevailing IBORs for the foreign currency, including those that are in scope of IBOR reform.

On March 5, 2021, the Financial Conduct Authority (FCA) confirmed that LIBOR settings will cease to be provided by any administrator immediately after December 31, 2021 for all sterling, euro, Swiss franc and Japanese yen settings as well as the
1-week
and
2-month
USD LIBOR settings. The remaining USD LIBOR settings will cease to be provided immediately after June 30, 2023. U.S. prudential regulators have issued supervisory guidance that the extension of these certain USD LIBOR settings to June 30, 2023 applies only to legacy contracts; new issuances of LIBOR-based instruments must cease by December 31, 2021. The ITO adjusted all impacted project plans to align with these extended timelines. As a result of the extension of the cessation date for certain USD LIBOR settings, more contracts will expire prior to cessation and therefore the number and value of contracts that will be subject to remediation efforts have been reduced.
On November 16, 2021, the FCA confirmed that it will allow the temporary use of synthetic sterling and yen LIBOR rates in all legacy LIBOR contracts, excluding cleared derivatives, that have not been changed before December 31, 2021. We are still in the process of remediating our contracts but do not expect any material exposure to synthetic LIBOR rates at this time.

BMO Financial Group 204th Annual Report 2021	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents quantitative information for financial instruments that referenced certain IBORs as at October 31, 2021, which were either due to mature after June 30, 2023 for USD LIBOR settings other than
1-week
and
2-month
US LIBOR, or after December 31, 2021 for all other
in-scope
IBORs, or are demand facilities with no maturity date. Changes in our exposures during fiscal 2021 did not result in significant changes to the risks arising from transition since adoption of these Phase 2 amendments. In the normal course of business, our exposures may continue to fluctuate with no significant impact expected on our IBOR conversion plans.

(Canadian $ in millions)			October 31, 2021
	USD LIBOR	GBP LIBOR	Other (1)
Non-derivative assets (2)	91,991	730	844
Non-derivative liabilities (2)	3,043	678	–
Derivative notional amounts (3)(4)	1,340,121	28,385	4,898
Authorized and committed loan commitments (5)(6) (7)	62,174	241	15,047

(1)	Includes CHF LIBOR, EONIA and JPY LIBOR.
(2)	All amounts are presented based on contractual amounts outstanding with the exception of securities, recorded in non-derivative assets, which are presented based on carrying value.
(3)
Notional amounts represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(4)
Includes certain cross-currency swap positions where both the pay and receive legs currently reference an IBOR. For those derivatives, the table above includes the notional amounts for both the pay and receive legs in the relevant columns aligning with the IBOR exposure.

(5)
Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(6)
Other includes loan commitments where our customers have the option to draw from their facility in multiple currencies. Amounts drawn will be subject to prevailing IBORs for the foreign currency, including those that are in scope of IBOR reform.

(7)	Commitments also include backstop liquidity facilities provided by the bank to external parties.
Conceptual Framework
Effective November 1, 2020, we adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.
Leases
Effective November 1, 2019, we adopted IFRS 16
Leases
(IFRS 16), whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. There were minimal changes to the accounting from the lessor’s perspective.
The main impact for the bank is that leases related to real estate are now recorded on the balance sheet. Previously, most of our real estate leases were classified as operating leases, and we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements.
On transition, we calculated the
right-of-use
asset as if we had always applied IFRS 16 for a selection of leases; for the remaining leases, we set the right-of-use
asset equal to the lease liability. We will continue to record lease expense for low dollar value leases over the lease term with no corresponding right-of-use
asset or lease liability. In addition, we combined lease and non-lease
components (for example maintenance and utilities that have fixed payments) in the calculation of right-of-use
assets and lease liabilities when applicable. We elected to exclude intangibles from the scope of lease accounting.
On transition, we recognized the cumulative effect of adopting IFRS 16 in opening retained earnings as at November 1, 2019 with no changes to prior periods. The impact to the Consolidated Balance Sheet as at November 1, 2019 was an increase in premises and equipment of $1,965 million, an increase in other liabilities of $2,024 million, and a decrease in retained earnings of $80 million ($59 million after tax).
The following table sets out a reconciliation of our operating lease commitments as disclosed under IAS 17
Leases
as at October 31, 2019, which were used to derive the lease liabilities as at November 1, 2019.

(Canadian $ in millions)	November 1, 2019
Operating lease commitments at October 31, 2019 as disclosed in our consolidated financial statements	3,800
Discounted using the incremental borrowing rate at November 1, 2019	(310)
Finance lease liabilities recognized as at October 31, 2019	41
Exemption for low-value asset leases	(13)
Extension and termination options reasonably certain to be exercised	37
Executory costs not included in the lease liability	(166)
Leases signed but not yet started	(1,222)
Lease liabilities recognized at November 1, 2019	2,167
When measuring lease liabilities, we discounted lease payments using our incremental borrowing rate at November 1, 2019. The weighted-average rate applied was 2.52%.
Uncertainty Over Income Tax Treatments
Effective November 1, 2019, we adopted IFRIC 23
Uncertainty Over Income Tax Treatments
. The interpretation clarifies the recognition and measurement requirements in IAS 12
Income Taxes
when there is uncertainty over income tax treatments. The interpretation had no impact on our financial results on adoption.
Revenue
Effective November 1, 2018, we adopted IFRS 15
Revenue from Contracts with Customers
(IFRS 15). We elected to retrospectively present prior periods as if IFRS 15 had always been applied. Under IFRS 15, the primary impact is the reclassification of amounts within the Consolidated Statement of Income. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest
expense are presented as a reduction in
non-interest
revenue. In addition, when customers reimburse us for certain out-of-pocket
expenses incurred on their behalf, we now record the

154	BMO Financial Group 204th Annual Report 2021

reimbursement in
non-interest
revenue. Previously, these reimbursements were recorded as a reduction in the related expense. There is minimal impact to net income as IFRS 15 does not require discounting of loyalty reward liabilities and we now amortize the costs to obtain card customers, which were previously expensed as incurred.
Use of Estimates and Judgments
The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets and consolidation of structured entities; and leases. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 6 and 7, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The extent of the continuing impact of the COVID-19 pandemic on the Canadian and U.S. economies remains uncertain and difficult to predict, including government and regulatory responses to the pandemic, which could vary by country and region. The pandemic’s impact on BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2021.
Allowance for Credit Losses
The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include primary operating markets of Canada, the United States (U.S.) and regional markets where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts which are probability-weighted in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the allowance for credit losses is included in Note 4.
Financial Instruments Measured at Fair Value
Fair value measurement techniques are used to value various financial assets and financial liabilities, and are also used in performing impairment testing on certain non-financial
assets.
Additional information regarding our fair value measurement techniques is included in Note 17.
Pension and Other Employee Future Benefits
Our pension and other employee future benefit expense is calculated by our independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, we would recognize this difference in other comprehensive income.
Pension and other employee future benefit expense, plan assets and defined benefit obligations are also sensitive to changes in discount rates. We determine discount rates for all of our plans using high-quality AA rated corporate bond yields with terms matching the plans’ specific cash flows.
Additional information regarding our accounting for pension and other employee future benefits is included in Note 21
.
Impairment of Securities
We review investments in associates and joint ventures at each quarter-end
reporting period to identify and evaluate investments that show indications of possible impairment. For these equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.
Debt securities measured at amortized cost or FVOCI are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured at a
12-month
expected credit loss.
Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and investments in associates and joint ventures, allowance for credit losses and the determination of fair value is included in Notes 3 and 17.
Income Taxes and Deferred Tax Assets
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income or Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record our estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions

BMO Financial Group 204th Annual Report 2021	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

differ
from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that our deferred tax assets will be realized. The factors used to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.
Additional information regarding our accounting for income taxes is included in Note 22.
Goodwill and Intangible Assets
For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (CGUs), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and the recoverable amounts of the CGUs to which goodwill has been allocated to determine whether the recoverable amount of each group is greater than its carrying value. If the carrying value of the group were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and value in use.
In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment write-down.
Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.
Additional information regarding goodwill and intangible assets is included in Note 11.
Insurance-Related Liabilities
Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefit liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability would result from a change in the assumption for future investment yields.
Additional information regarding insurance-related liabilities is included in Note 14.
Provisions
A provision, including for legal proceedings and restructuring charges, is recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amounts required to settle the obligation as at the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amounts of the provisions.
Additional information regarding provisions is included in Note 24.
Transfer of Assets and Consolidation of Structured Entities
We enter into transactions in which we transfer assets, typically mortgage loans, mortgage-backed securities, and credit card loans, to a structured entity or third party to obtain alternate sources of funding or as part of our trading activities. We assess whether substantially all of the risks and rewards of or control over the assets have been transferred to determine if they qualify for derecognition. Where we continue to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financings in our Consolidated Balance Sheet.
For securitization vehicles sponsored by the bank, the vehicles typically have limited decision-making authority. The structure of these vehicles limits the activities they can undertake, the types of assets they can hold and the funding of their activities. We control and consolidate these vehicles when we have the key decision-making powers necessary to obtain the majority of the benefits from their activities.
For certain investments in limited partnerships, we exercise judgment in determining whether we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest of less than 50%. This may be the case when we are the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity.
Transferred assets are discussed in greater detail in Note 6 and structured entities are discussed in greater detail in Notes 7 and 20.
Leases
We enter into leases as a lessee for which we recognize a lease liability and a corresponding right-of-use
asset. In calculating our lease liability and corresponding
right-of-use
asset, we assess whether a contract is a lease by determining if we have the right to control the asset based on our ability to make decisions or direct how and for what purpose the asset is used. We evaluate the lease term based on the terms of the lease contract, including any extension or termination options that we are reasonably certain to exercise based on the economic rationale underlying the decision. We make estimates in determining the incremental borrowing rate that is used to discount lease liabilities, based on our expected costs of secured borrowing for the lease term.

156	BMO Financial Group 204th Annual Report 2021

Future Changes in IFRS
Insurance Contracts
In June 2020, the IASB issued amendments to IFRS 17
Insurance Contracts
(IFRS 17), which included a deferral of the effective date, resulting in a new adoption date for the bank of November 1, 2023 instead of November 1, 2022. The amendments also simplify some requirements, such as excluding certain credit cards from the scope of IFRS 17 and providing a policy choice to exclude certain loan contracts from IFRS 17, allowing us to continue accounting for them as we do today. We continue to assess the impact of the standard on our future financial results.

Note 2: Cash and Interest Bearing Deposits with Banks
Cash and Cash Equivalents

(Canadian $ in millions)	2021	2020
Cash and deposits with banks (1)	91,377	55,926
Cheques and other items in transit, net	1,884	1,482
Total cash and cash equivalents	93,261	57,408

(1)	Includes deposits with the Bank of Canada, the U.S. Federal Reserve and other central banks.
Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $110 million as at October 31, 2021 ($111 million as at October 31, 2020).
Interest Bearing Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities
Securities are divided into six types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:
Trading securities
are securities purchased for resale over a short period of time. Trading securities are recorded at fair value through profit or loss. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues.
Fair value through profit or loss securities
are measured at fair value, with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains, other than trading, except as noted below. This category includes the following:
Securities Designated at FVTPL
In order to qualify for this designation, the security must have a reliably measurable fair value, and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at FVTPL, they would be accounted for at either FVOCI or amortized cost.
We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss, since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the securities is recorded in non-interest
revenue, insurance revenue, and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments of $11,172 million as at October 31, 2021 ($11,148 million as at October 31, 2020) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $202 million in non-interest
revenue, insurance revenue, for the year ended October 31, 2021 (an increase of $281 million and an increase of $1,006 million in 2020 and 2019, respectively).
Securities Mandatorily Measured at FVTPL
Securities managed on a fair value basis, but not held for trading, or debt securities with cash flows that do not represent solely payments of principal and interest and equity securities not held for trading or designated at FVOCI are classified as FVTPL. The fair value of these investments of $3,038 million as at October 31, 2021 ($2,420 million as at October 31, 2020) is recorded in securities in our Consolidated Balance Sheet
.
Debt securities at FVOCI
are debt securities purchased with the objective of both collecting contractual cash flows and selling the securities. The securities’ cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and any resulting prepayment risk, changes in credit risk, changes in foreign currency risk or changes in funding sources or terms, or in order to meet liquidity needs.

BMO Financial Group 204th Annual Report 2021	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest
revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities, using the effective interest method.
Equity securities at FVOCI
are equity securities for which we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to fair value through profit or loss. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.
Debt securities at amortized cost
are debt securities purchased with the objective of collecting contractual cash flows, and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method. Impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.
Investments in associates
and joint ventures
are accounted for using the equity method of accounting. Investments in associates are those in which we exert significant influence over operating and financing decisions; generally companies in which we own between 20% and 50%
of the voting shares. Investments in joint ventures are where we have joint control. Our share of the net income or loss, including any impairment losses, is recorded in non-interest revenue, investments in associates and joint ventures in our Consolidated Statement of Income. Any other comprehensive income amounts are reflected in the relevant sections of our Consolidated Statement of Comprehensive Income.
We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income, except for those related to securities measured at FVOCI, which are recorded in other comprehensive income.
Impairment Review
Debt securities at amortized cost or FVOCI are assessed for impairment using the ECL model, with the exception of those determined to have low credit risk, where the allowance for credit losses is measured at a
12-month
expected credit loss. A debt security is considered to have low credit risk if it has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations.
Debt securities at amortized cost totalling $49,970 million as at October 31, 2021 ($48,466 million as at October 31, 2020) are net of allowances for credit losses of $2 million as at October 31, 2021 ($1 million as at October 31, 2020).
Debt securities at FVOCI totalling $62,991 million as at October 31, 2021 ($73,314 million as at October 31, 2020) are net of allowances for credit losses of $2 million as at October 31, 2021 ($4 million as at October 31, 2020).
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Where market quotes are not available, we use estimation techniques to determine fair value. Additional information regarding fair value measurement techniques is included in Note 17.

158	BMO Financial Group 204th Annual Report 2021

Remaining Term to Maturity of Securities
The following table shows the remaining term to maturities of securities.

(Canadian $ in millions, except as noted)	Term to maturity						2021	2020
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No maturity	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	1,292	2,039	1,669	1,603	993	–	7,596	10,900
Canadian provincial and municipal governments	894	843	583	701	2,817	–	5,838	8,335
U.S. federal government	1,733	3,620	1,849	1,803	577	–	9,582	8,418
U.S. states, municipalities and agencies	259	24	11	106	58	–	458	503
Other governments	525	520	534	247	72	–	1,898	2,516
NHA MBS, U.S. agency MBS and CMO (1)	23	140	183	243	13,465	–	14,054	12,297
Corporate debt	1,940	1,955	2,245	2,695	1,059	–	9,894	11,041
Trading loans	–	87	35	38	–	–	160	67
Corporate equity	–	–	–	–	–	54,931	54,931	43,757
Total trading securities	6,666	9,228	7,109	7,436	19,041	54,931	104,411	97,834
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	679	28	–	10	146	–	863	601
Canadian provincial and municipal governments	–	47	5	84	1,244	–	1,380	1,429
U.S. federal government	38	–	–	–	–	–	38	44
Other governments	–	66	26	–	–	–	92	94
NHA MBS, U.S. agency MBS and CMO (1)	–	–	–	9	–	–	9	3
Corporate debt	226	67	310	969	6,132	–	7,704	7,897
Corporate equity	–	–	–	–	–	4,124	4,124	3,500
Total FVTPL securities	943	208	341	1,072	7,522	4,124	14,210	13,568
FVOCI Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	4,073	4,714	4,175	75	50	–	13,087	22,240
Fair value	4,073	4,740	4,131	73	48	–	13,065	22,450
Yield (%)	1.40	1.71	1.29	1.10	1.60	–	1.48	1.44
Canadian provincial and municipal governments
Amortized cost	1,329	1,168	166	300	10	–	2,973	4,628
Fair value	1,334	1,189	163	291	10	–	2,987	4,747
Yield (%)	1.02	1.82	1.28	1.95	2.75	–	1.45	1.46
U.S. federal government
Amortized cost	997	1,458	3,817	12,827	1,942	–	21,041	16,881
Fair value	1,008	1,477	3,951	12,652	1,938	–	21,026	17,694
Yield (%)	2.16	1.94	2.08	1.12	1.95	–	1.48	1.73
U.S. states, municipalities and agencies
Amortized cost	635	1,144	784	707	764	–	4,034	5,132
Fair value	640	1,171	806	724	773	–	4,114	5,276
Yield (%)	2.06	2.05	2.08	2.03	1.28	–	1.91	1.96
Other governments
Amortized cost	2,807	2,406	735	528	–	–	6,476	7,222
Fair value	2,814	2,443	728	517	–	–	6,502	7,381
Yield (%)	0.89	1.48	0.93	1.85	–	–	1.19	1.63
NHA MBS (1)
Amortized cost	87	411	603	–	21	–	1,122	1,583
Fair value	87	415	602	–	21	–	1,125	1,629
Yield (%)	1.18	1.74	0.88	–	1.56	–	1.23	1.79
U.S. agency MBS and CMO (1)
Amortized cost	43	135	527	2,040	8,149	–	10,894	10,600
Fair value	44	139	555	2,082	8,191	–	11,011	10,903
Yield (%)	2.28	2.56	3.04	1.66	0.96	–	1.22	1.62
Corporate debt
Amortized cost	1,231	683	907	268	58	–	3,147	3,153
Fair value	1,234	706	901	264	56	–	3,161	3,234
Yield (%)	0.85	2.26	1.04	2.14	3.35	–	1.37	1.72
Corporate equity
Cost	–	–	–	–	–	103	103	90
Fair value	–	–	–	–	–	132	132	93
Total cost or amortized cost	11,202	12,119	11,714	16,745	10,994	103	62,877	71,529
Total fair value	11,234	12,280	11,837	16,603	11,037	132	63,123	73,407
Yield (%)	1.27	1.78	1.62	1.28	1.18	–	1.42	1.61
Amortized Cost Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	277	4,781	1,966	60	–	–	7,084	6,238
Fair value	283	4,799	1,981	57	–	–	7,120	6,260
Canadian provincial and municipal governments
Amortized cost	527	1,644	2,230	1,241	–	–	5,642	5,650
Fair value	539	1,654	2,304	1,226	–	–	5,723	5,706
U.S. federal government
Amortized cost	851	2,278	1,613	891	–	–	5,633	8,785
Fair value	857	2,261	1,576	895	–	–	5,589	8,805
Other governments
Amortized cost	375	689	283	66	–	–	1,413	1,480
Fair value	388	690	278	64	–	–	1,420	1,485
NHA MBS, U.S. agency MBS and CMO (1)
Amortized cost	90	740	2,665	4,031	21,031	–	28,557	24,769
Fair value	93	752	2,657	4,044	20,761	–	28,307	25,198
Corporate debt
Amortized cost	256	603	588	145	49	–	1,641	1,544
Fair value	257	608	591	146	49	–	1,651	1,555
Total amortized cost	2,376	10,735	9,345	6,434	21,080	–	49,970	48,466
Total fair value	2,417	10,764	9,387	6,432	20,810	–	49,810	49,009
Investments in associates and joint ventures
Carrying value	–	–	–	–	–	1,135	1,135	985
Total carrying value or amortized cost of securities	21,187	32,290	28,509	31,687	58,637	60,293	232,603	232,382
Total carrying value of securities	21,219	32,451	28,632	31,545	58,680	60,322	232,849	234,260
Total by Currency (in Canadian $ equivalent)
Canadian dollar	10,341	15,845	13,510	6,225	12,351	27,661	85,933	100,544
U.S. dollar	9,034	16,268	14,775	25,034	46,207	29,104	140,422	125,795
Other currencies	1,844	338	347	286	122	3,557	6,494	7,921
Total securities	21,219	32,451	28,632	31,545	58,680	60,322	232,849	234,260

(1)
These amounts are supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

Yields in the table above are calculated using the cost of the security and the contractual interest rate associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. Actual maturities could differ, as issuers may have the right to call or prepay obligations.

BMO Financial Group 204th Annual Report 2021	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses on FVOCI Securities
The following table summarizes unrealized gains and losses:

(Canadian $ in millions)				2021				2020
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	13,087	62	84	13,065	22,240	211	1	22,450
Canadian provincial and municipal governments	2,973	29	15	2,987	4,628	119	–	4,747
U.S. federal government	21,041	282	297	21,026	16,881	844	31	17,694
U.S. states, municipalities and agencies	4,034	85	5	4,114	5,132	147	3	5,276
Other governments	6,476	55	29	6,502	7,222	168	9	7,381
NHA MBS	1,122	6	3	1,125	1,583	46	–	1,629
U.S. agency MBS and CMO	10,894	151	34	11,011	10,600	307	4	10,903
Corporate debt	3,147	34	20	3,161	3,153	91	10	3,234
Corporate equity	103	29	–	132	90	3	–	93
Total	62,877	733	487	63,123	71,529	1,936	58	73,407
Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest, Dividend and Fee Income
Interest, dividend and fee income has been included in our Consolidated Statement of Income as follows, excluding investments in associates and joint ventures and trading securities. Related income for trading securities is included under Trading-Related Revenue in Note 17.

(Canadian $ in millions)	2021	2020	2019
FVTPL	22	17	34
FVOCI	470	959	1,585
Amortized cost	419	573	268
Total	911	1,549	1,887
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2021	2020	2019
FVTPL securities	535	30	164
FVOCI securities (1)
Gross realized gains	170	109	209
Gross realized (losses)	(113)	(13)	(123)
Impairment losses	(1)	(2)	(1)
Securities gains, other than trading (2)	591	124	249

(1)	Gains (losses) are net of (losses) gains on hedge contracts.
(2)
The following amounts of income related to our insurance operations were included in non-interest
revenue, insurance revenue, in our Consolidated Statement of Income: Interest, dividend and fee income of $379 million, $416 million and $407 million for the years ended October 31, 2021, 2020 and 2019, respectively; securities gains, other than trading, from FVOCI securities of $1 million, $19 million and $11 million for the years ended October 31, 2021, 2020 and 2019, respectively; and securities gains (losses), other than trading, from securities designated at FVTPL of $(202) million, $281 million and $1,006 million for the years ended October 31, 2021, 2020 and 2019, respectively.

Gains and losses on trading securities are included in trading-related revenue in Note 17.

Note 4: Loans and Allowance for Credit Losses
Loans
Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method where the cash flows of those loans represent solely payments of principal and interest, otherwise those loans are measured at FVTPL. Where the loans are held with the objective of both collecting contractual cash flows and selling the loans, and the cash flows represent solely payments of principal and interest, these loans are measured at FVOCI. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below
.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to return or resell securities that we have borrowed or purchased, back to the original lender or seller, on a specified date at a specified price. We account for these instruments as if they were loans.

160	BMO Financial Group 204th Annual Report 2021

Lending Fees
Lending fees primarily arise in Personal and Commercial Banking and BMO Capital Markets. The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are calculated as a percentage of the facility balance at the end of each period. The fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees earned over the commitment period. Loan syndication fees are payable and included in lending fees at the time the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Impaired Loans
We classify a loan as impaired (Stage 3) when one or more loss events have occurred, such as bankruptcy, payment default or when collection of the full amount of principal and interest is no longer reasonably assured. Generally, consumer loans in both Canada and the U.S. are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when they are one year past due. In the U.S., all consumer loans are generally written off when they are 180 days past due, except for non-real
estate term loans, which are generally written off when they are 120 days past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries
.
Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in their entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all reasonable recovery attempts have been exhausted.
A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continues to apply.
Loans are in default when the borrower is unlikely to pay its credit obligations in full without recourse by the bank, such as realizing security, or when the borrower’s payments are more than 90 days past due (180 days for credit card loans). Overdrafts are considered to be past due once the customer has breached an advised limit or has been advised of a limit lower than currently outstanding or, in the case of retail overdrafts, has not brought the overdraft down to a $nil balance within a specified time period.
Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate on the loan amount net of its related allowance. In the periods following the recognition of impairment, adjustments to the allowance for these loans reflecting the time value of money are recognized as interest income. Interest income on impaired loans of $71 million was recognized for the year ended October 31, 2021 ($96 million in 2020 and $80 million in 2019).
During the year ended October 31, 2021, we recorded a net loss of $10 million before tax (loss of $46 million in 2020 and gain of $11 million in 2019) on the sale of impaired and written off loans.
Allowance for Credit Losses (ACL)
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $2,958 million as at October 31, 2021 ($3,814 million in 2020), of which $2,564 million ($3,303 million in 2020) was recorded in loans and $394 million ($511 million in 2020) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.
Allowance on Performing Loans
We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering guidelines issued by OSFI.
Under the IFRS 9 ECL methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual impairment. We recognize a loss allowance at an amount generally equal to
12-month
expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record expected credit losses over the remaining life of performing financial assets which are considered to have experienced a significant increase in credit risk (Stage 2).
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as
30-days
past due and watchlist status.
For each exposure, ECL is a function of PD, exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered, and is estimated by incorporating forward-looking economic information and through the use of experienced credit judgment to reflect factors not captured in ECL models.
PD represents the likelihood that a loan will not be repaid and will go into default in either a
12-month
horizon for Stage 1 or a lifetime horizon for Stage 2. PD for each individual instrument is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.
EAD is modelled based on historical data and represents an estimate of the amount of credit exposure outstanding at the time a default may occur. For off-balance
sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.
LGD is the amount that may not be recovered in the event of default and is modelled based on historical data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.

BMO Financial Group 204th Annual Report 2021	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We consider past events, current market conditions and reasonable supportable forward-looking information about future economic conditions in determining the amount of expected losses. In assessing information about possible future economic conditions, we utilize multiple economic scenarios, including our base case scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all of which are developed by our Economics group. Key economic variables used in the determination of the allowance for credit losses reflect the geographic diversity of our portfolios, where appropriate.
In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options, is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.
Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy as a result of the
COVID-19
pandemic.
Allowance on Impaired Loans
We maintain an allowance on individually identified impaired loans (Stage 3) of $498 million as at October 31, 2021 ($727 million as at October 31, 2020) on our gross impaired loans of $2,169 million as at October 31, 2021 ($3,638 million as at October 31, 2020), to reduce their carrying value to an expected recoverable amount of $1,671 million as at October 31, 2021 ($2,911 million as at October 31, 2020).
We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off
should be recorded (excluding credit card loans, which are written off when principal or interest payments are 180 days past due). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.
Individually Significant Impaired Loans
To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects the expected realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real estate properties, accounts receivable, guarantees, inventory or other capital assets.
Individually Insignificant Impaired Loans
Residential mortgages and consumer instalment and other personal loans are individually insignificant and may be assessed individually or collectively for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.
Collectively assessed loans are grouped together by similar risk characteristics, such as type of instrument, geographic location, industry, type of collateral and term to maturity.

162	BMO Financial Group 204th Annual Report 2021

Loans: Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at October 31, 2021 and 2020.
Stage 1 represents those performing loans carried with up to a
12-month
expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime expected credit loss that are credit impaired.

(Canadian $ in millions)				2021				2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	4	–	–	4	1	–	–	1
Very low	94,566	179	–	94,745	79,295	429	–	79,724
Low	23,471	1,293	–	24,764	24,490	2,481	–	26,971
Medium	12,066	2,250	–	14,316	11,560	6,461	–	18,021
High	167	306	–	473	172	446	–	618
Not rated	1,051	46	–	1,097	1,132	148	–	1,280
Impaired	–	–	351	351	–	–	409	409
Gross residential mortgages	131,325	4,074	351	135,750	116,650	9,965	409	127,024
Allowance for credit losses	46	39	12	97	51	75	16	142
Carrying amount	131,279	4,035	339	135,653	116,599	9,890	393	126,882
Loans: Consumer instalment and other personal
Exceptionally low	1,487	37	–	1,524	1,550	31	–	1,581
Very low	30,672	8	–	30,680	26,645	37	–	26,682
Low	21,660	534	–	22,194	20,935	585	–	21,520
Medium	13,336	3,607	–	16,943	10,324	4,334	–	14,658
High	661	1,375	–	2,036	429	1,470	–	1,899
Not rated	3,450	50	–	3,500	3,372	96	–	3,468
Impaired	–	–	287	287	–	–	340	340
Gross consumer instalment and other personal	71,266	5,611	287	77,164	63,255	6,553	340	70,148
Allowance for credit losses	113	333	91	537	134	429	105	668
Carrying amount	71,153	5,278	196	76,627	63,121	6,124	235	69,480
Loans: Credit cards (1)
Exceptionally low	2,532	–	–	2,532	2,252	–	–	2,252
Very low	450	–	–	450	1,106	15	–	1,121
Low	1,801	66	–	1,867	899	148	–	1,047
Medium	1,743	663	–	2,406	1,611	899	–	2,510
High	75	287	–	362	58	377	–	435
Not rated	486	–	–	486	524	–	–	524
Impaired	–	–	–	–	–	–	–	–
Gross credit cards	7,087	1,016	–	8,103	6,450	1,439	–	7,889
Allowance for credit losses	67	209	–	276	61	272	–	333
Carrying amount	7,020	807	–	7,827	6,389	1,167	–	7,556
Loans: Business and government (2)
Acceptable
Investment grade	144,807	1,446	–	146,253	125,216	3,576	–	128,792
Sub-investment grade	85,375	14,534	–	99,909	88,745	30,108	–	118,853
Watchlist	–	6,137	–	6,137	–	8,621	–	8,621
Impaired	–	–	1,531	1,531	–	–	2,889	2,889
Gross business and government	230,182	22,117	1,531	253,830	213,961	42,305	2,889	259,155
Allowance for credit losses	529	730	395	1,654	510	1,044	606	2,160
Carrying amount	229,653	21,387	1,136	252,176	213,451	41,261	2,283	256,995
Gross total loans and acceptances	439,860	32,818	2,169	474,847	400,316	60,262	3,638	464,216
Net total loans and acceptances	439,105	31,507	1,671	472,283	399,560	58,442	2,911	460,913
Commitments and financial guarantee contracts
Acceptable
Investment grade	154,975	2,367	–	157,342	139,732	1,935	–	141,667
Sub-investment grade	46,827	8,164	–	54,991	44,443	20,421	–	64,864
Watchlist	–	2,453	–	2,453	–	4,861	–	4,861
Impaired	–	–	682	682	–	–	1,261	1,261
Allowance for credit losses	195	186	13	394	211	288	12	511
Carrying amount (3)(4)	201,607	12,798	669	215,074	183,964	26,929	1,249	212,142

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse to parties.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 204th Annual Report 2021	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The f
ollowing table shows the continuity in the loss allowance, by product type, for the years ended October 31, 2021 and 2020. Transfers represent the amount of ECL that moved between stages during the year, for example, moving from a
12-month
(Stage 1) to a lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)				2021				2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of year	51	75	26	152	15	33	38	86
Transfer to Stage 1	62	(53)	(9)	–	25	(22)	(3)	–
Transfer to Stage 2	(4)	21	(17)	–	(3)	10	(7)	–
Transfer to Stage 3	–	(13)	13	–	–	(5)	5	–
Net remeasurement of loss allowance	(93)	24	29	(40)	6	70	22	98
Loan originations	38	–	–	38	14	–	–	14
Derecognitions and maturities	(7)	(12)	–	(19)	(3)	(6)	–	(9)
Model changes	–	–	–	–	(3)	(5)	–	(8)
Total Provision for Credit Losses (PCL) (1)	(4)	(33)	16	(21)	36	42	17	95
Write-offs (2)	–	–	(12)	(12)	–	–	(11)	(11)
Recoveries of previous write-offs	–	–	11	11	–	–	8	8
Foreign exchange and other	(1)	(2)	(22)	(25)	–	–	(26)	(26)
Balance as at end of year	46	40	19	105	51	75	26	152
Loans: Consumer instalment and other personal
Balance as at beginning of year	148	454	105	707	89	333	136	558
Transfer to Stage 1	297	(287)	(10)	–	189	(180)	(9)	–
Transfer to Stage 2	(30)	66	(36)	–	(25)	86	(61)	–
Transfer to Stage 3	(7)	(94)	101	–	(4)	(96)	100	–
Net remeasurement of loss allowance	(289)	247	103	61	(148)	315	196	363
Loan originations	86	–	–	86	49	–	–	49
Derecognitions and maturities	(27)	(49)	–	(76)	(18)	(38)	–	(56)
Model changes	(48)	26	–	(22)	16	33	–	49
Total PCL (1)	(18)	(91)	158	49	59	120	226	405
Write-offs (2)	–	–	(236)	(236)	–	–	(320)	(320)
Recoveries of previous write-offs	–	–	86	86	–	–	87	87
Foreign exchange and other	(2)	(6)	(22)	(30)	–	1	(24)	(23)
Balance as at end of year	128	357	91	576	148	454	105	707
Loans: Credit cards
Balance as at beginning of year	110	321	–	431	80	225	–	305
Transfer to Stage 1	194	(194)	–	–	152	(152)	–	–
Transfer to Stage 2	(28)	28	–	–	(32)	32	–	–
Transfer to Stage 3	(1)	(172)	173	–	(1)	(178)	179	–
Net remeasurement of loss allowance	(191)	292	21	122	(100)	429	82	411
Loan originations	39	–	–	39	18	–	–	18
Derecognitions and maturities	(7)	(29)	–	(36)	(6)	(25)	–	(31)
Model changes	–	–	–	–	(1)	(10)	–	(11)
Total PCL (1)	6	(75)	194	125	30	96	261	387
Write-offs (2)	–	–	(266)	(266)	–	–	(333)	(333)
Recoveries of previous write-offs	–	–	94	94	–	–	85	85
Foreign exchange and other	(2)	(1)	(22)	(25)	–	–	(13)	(13)
Balance as at end of year	114	245	–	359	110	321	–	431
Loans: Business and government
Balance as at beginning of year	658	1,258	608	2,524	338	496	311	1,145
Transfer to Stage 1	505	(496)	(9)	–	180	(172)	(8)	–
Transfer to Stage 2	(101)	172	(71)	–	(184)	195	(11)	–
Transfer to Stage 3	(2)	(97)	99	–	(8)	(285)	293	–
Net remeasurement of loss allowance	(549)	334	138	(77)	227	1,106	744	2,077
Loan originations	329	–	–	329	208	–	–	208
Derecognitions and maturities	(140)	(214)	–	(354)	(85)	(128)	–	(213)
Model changes	(5)	(19)	–	(24)	(30)	8	–	(22)
Total PCL (1)	37	(320)	157	(126)	308	724	1,018	2,050
Write-offs (2)	–	–	(336)	(336)	–	–	(716)	(716)
Recoveries of previous write-offs	–	–	42	42	–	–	72	72
Foreign exchange and other	(33)	(83)	(70)	(186)	12	38	(77)	(27)
Balance as at end of year	662	855	401	1,918	658	1,258	608	2,524
Total as at end of year	950	1,497	511	2,958	967	2,108	739	3,814
Comprised of: Loans	755	1,311	498	2,564	756	1,820	727	3,303
Other credit instruments (3)	195	186	13	394	211	288	12	511

(1)	Excludes PCL on other assets of $(7) million for the year ended October 31, 2021 ($16 million in 2020).
(2)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

164	BMO Financial Group 204th Annual Report 2021

Loans and allowance for credit losses by geographic region as at October 31, 2021 and 2020 are as follows:

(Canadian $ in millions)	2021				2020
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount
By geographic region (1) :
Canada	299,905	345	1,143	298,417	276,975	303	1,323	275,349
United States	153,479	153	910	152,416	161,725	410	1,225	160,090
Other countries	7,442	–	13	7,429	12,023	14	28	11,981
Total	460,826	498	2,066	458,262	450,723	727	2,576	447,420

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $13 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).
(3)	Excludes allowance for credit losses on performing loans of $381 million for other credit instruments, which is included in other liabilities ($499 million as at October 31, 2020).
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Impaired (Stage 3) loans, including the related allowances, as at October 31, 2021 and 2020 are as follows:

(Canadian $ in millions)	2021			2020
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	351	12	339	409	16	393
Consumer instalment and other personal	287	91	196	340	105	235
Business and government (1)	1,531	395	1,136	2,889	606	2,283

Total	2,169	498	1,671	3,638	727	2,911
By geographic region (2) :
Canada	1,195	345	850	1,343	303	1,040
United States	974	153	821	2,211	410	1,801
Other countries	–	–	–	84	14	70

Total	2,169	498	1,671	3,638	727	2,911

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $13 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at October 31, 2021 and 2020. Loans less than 30 days past due are excluded as they are not generally representative of the borrowers’ ability to meet their payment obligations.

(Canadian $ in millions)	2021			2020
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	404	14	418	543	43	586
Credit card, consumer instalment and other personal	279	59	338	345	65	410
Business and government	264	33	297	330	22	352

Total	947	106	1,053	1,218	130	1,348
Fully secured
loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $36 million and $53
 million as at October 31, 2021 and 2020, respectively.
ECL Sensitivity and Key Economic Variables
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan impairment allowances as a whole are sensitive.
As at October 31, 2021, our base case scenario depicts a stronger economic forecast in both Canada and the United States compared to the base case economic forecast as at October 31, 20
2
0, which depicted more moderate economic growth over the near-term projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant including the application of experienced credit judgment, the allowance for performing loans would be approximately $1,725 million as at October 31, 2021 ($2,375 million a
s at October 31, 2020) compared to the reported allowance for performing loans of
$2,447 million ($3,075
million as at October 31, 2020).
As at October 31, 2021, our adverse case economic forecast depicts a contracting economy with annual average real GDP declining in both Canada and the United States. Despite adopting a more severe adverse scenario during fiscal 2021, the adverse case economic outlook as at October 31, 2020 depicted a more severe economic contraction in Canada and the United States compared with the adverse case as at October 31, 2021 due to the improvement in economic conditions year over year. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant including the application of experienced credit judgment, the allowance for performing loans would be approximately $3,825 million as at October 31, 2021 ($4,875 million as at October 31, 2020) compared to the reported allowance for performing loans of
$2,447 million ($3,075
million as at October 31, 2020).

BMO Financial Group 204th Annual Report 2021	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Actual results in a recession will differ as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios often unequally weighted and the weightings will change through time.
The following table shows the key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months following each reporting period for all scenarios. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at October 31, 2021						As at October 31, 2020
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 m onths	Subsequent 12 m onths	First 12 m onths	Subsequent 12 m onths	First 12 m onths	Subsequent 12 m onths	First 12 m onths	Subsequent 12 m onths	First 12 m onths	Subsequent 12 m onths	First 12 m onths	Subsequent 12 m onths

Real GDP growth rates (1)
Canada	6.3%	5.5%	4.0%	3.9%	(2.7)%	(1.1)%	3.7%	6.4%	1.8%	4.2%	(4.4)%	(1.1)%
United States	7.1%	4.0%	4.8%	2.7%	(1.2)%	(1.1)%	1.6%	6.0%	(0.4)%	4.0%	(5.1)%	(1.2)%
Corporate BBB 10-year spread
Canada	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%	1.8%	1.9%	2.2%	2.2%	3.6%	4.5%
United States	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%	1.7%	1.7%	2.0%	2.0%	3.9%	4.1%
Unemployment rates
Canada	6.0%	4.9%	6.6%	5.7%	10.8%	12.7%	7.4%	6.1%	8.9%	7.5%	12.7%	13.9%
United States	4.2%	3.2%	4.7%	3.7%	8.5%	11.0%	6.4%	4.8%	8.0%	6.0%	11.5%	12.8%
Housing Price Index
Canada (2)	18.2%	10.2%	15.1%	5.2%	(6.4)%	(18.0)%	10.3%	7.7%	7.2%	2.8%	(1.2)%	(8.7)%

United States (3)	14.6%	6.7%	12.3%	4.3%	(6.1)%	(15.5)%	4.6%	4.5%	2.4%	2.1%	(2.4)%	(6.2)%

(1)	Real gross domestic product (GDP) and housing price index are four quarter averages of year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $1,775 million compared to the reported allowance for performing loans of $2,447 million as at October 31, 2021 ($2,300 million compared to the reported allowance for performing loans of $3,075 million as at October 31, 2020).
Renegotiated Loans
From time to time we modify the contractual terms of a loan due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessions being granted, and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with similar terms, or (3) forgiveness of principal or accrued interest.
Renegotiated loans remain in performing status if the modifications are not considered to be significant or are returned to performing status when none of the criteria for classification as impaired continues to apply.
The carrying value of loans with lifetime allowance for credit losses modified during the year ended October 31, 2021 was $37 million ($8,649 million in 2020, which included modifications for
COVID-19
payment deferrals of $8,485). Modified loans of $21 million ($49 million in 2020 and $36 million in 2019) were written off during the year ended October 31, 2021. As at October 31, 2021, $29 million ($1,469 million as at October 31, 2020) of loans previously modified saw their loss allowance during the year change from lifetime to
12-month
expected credit loss.
Foreclosed Assets
Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as either held for own use or held for sale according to management’s intention, recorded initially at fair value for assets held for own use and at the lower of carrying value or fair value less costs to sell for any assets held for sale. Assets held for own use are subsequently accounted for in accordance with the relevant asset classification and assets held for sale are assessed for impairment.
During the year ended October 31, 2021, we foreclosed on impaired loans and received $27 million of real estate properties that we classified as held for sale ($44 million in 2020). As at October 31, 2021, real estate properties held for sale totalled $11 million ($27 million as at October 31, 2020). These properties are disposed of when considered appropriate.
Collateral
Collateral is used to manage credit risk related to securities borrowed or purchased under resale agreements, residential mortgages, consumer instalment and other personal loans, and business and government loans. Additional information on our collateral requirements is included in Notes 14 and 24, as well as in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis within this report.

166	BMO Financial Group 204th Annual Report 2021

Note 5: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and control of risks faced across our organization.
The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk. The
COVID-19
pandemic continues to impact certain risks as outlined in the Enterprise Wide Risk Management section of our Management’s Discussion and Analysis and where those risks are related to financial instruments, they have been included in the blue-tinted font as referenced below.
Credit and Counterparty Risk
Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter
and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face.
Our risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis within this report. Additional information on credit risk related to loans and derivatives is included in Notes 4 and 8, respectively.
Market Risk
Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, credit spreads, foreign exchange rates, equity and commodity prices and their implied volatilities, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities, as well as in our structural banking activities.
Our market risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis within this report.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, as well as lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining enterprise soundness and safety, depositor confidence and earnings stability.
Our liquidity and funding risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis within this report.

Note 6: Transfers of Financial Assets
Loan Securitization
We sell Canadian residential mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, directly to third-party investors under the National Housing Act Mortgage-Backed Securities (NHA MBS) program and under our own program. In 2020, we also participated in the Government of Canada’s Insured Mortgage Purchase Program, launched as part of its response to
COVID-19.
We assess whether substantially all of the risks and rewards of or control over the loans have been transferred to determine whether they qualify for derecognition.
Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the mortgages that were sold, over the yield paid to investors, less credit losses and other costs. We also act as counterparty in interest rate swap agreements where we pay the interest due to Canada Mortgage Bond holders and receive the interest on the underlying mortgages, which are converted into MBS through the NHA MBS program and sold to Canada Housing Trust. Since we continue to be exposed to substantially all the prepayment, interest rate and credit risk associated with the securitized mortgages, they do not qualify for derecognition. We continue to recognize the mortgages and the related cash proceeds as secured financing in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, are recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the mortgages are recorded in the provision for credit losses. During the year ended October 31, 2021, we sold
$7,614 million of mortgages to these programs ($6,644 million in 2020).
The following table presents the carrying amounts and fair values of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		2021		2020
	Carrying amount (1)	Fair value	Carrying amount (1)	Fair value
Assets
Trading securities (2)	997		345
Residential mortgages	7,847		8,453
Other related assets (3)	10,009		10,363
Total	18,853	18,859	19,161	19,357
Associated liabilities (4)	18,208	18,323	18,617	19,213

(1)	Carrying amount of loans is net of allowance, where applicable.
(2)
Trading securities represent collateralized mortgage obligations issued by third-party sponsored vehicles, where we do not substantially transfer all the risks and rewards of ownership to third-party investors.

(3)
Other related assets represent payments received on account of mortgages pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held in permitted instruments on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying amount of the securitized assets in the table above.

(4)	Associated liabilities are recognized in Securitization and structured entities’ liabilities in our Consolidated Balance Sheet.
Continuing Involvement in Transferred Financial Assets that Qualify for Derecognition
We retain the mortgage servicing rights, representing our continuing involvement, for certain mortgage loans purchased or originated in the U.S. which are sold and derecognized. During the year ended October 31, 2021, we sold and derecognized $631 million of these loans ($720 million in

BMO Financial Group 204th Annual Report 2021	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2020 and $460 million in 2019) and recognized a $32 million gain ($33 million in 2020 and $15 million in 2019) in non-interest
revenue,
other.
As
at October 31, 2021, the carrying value of the mortgage servicing rights was $29 million ($29 million as at October 31, 2020) and the fair value was $28 million ($30 million as at October 31, 2020).
We retain the residual interests, representing our continuing involvement, for certain commercial mortgage loans purchased or originated in the U.S. which are sold and derecognized. During the year ended October 31, 2021, we sold and derecognized $1,252 million of these loans ($56 million in 2020 and $nil in 2019) and recognized a gain of $3 million upon transfer ($nil in 2020 and $nil in 2019). The carrying values of our retained interests classified as debt securities at amortized cost and loans were
$7 million and $7
million, respectively, as at October 31, 2021 (
$2
million and $nil as at October 31, 2020). Fair value was equal to carrying value on these dates.

In addition, we hold U.S. government agency collateralized mortgage obligations (CMOs) issued by third-party sponsored vehicles, which we may further securitize by packaging them into new CMOs prior to selling to third-party investors. Where we do not substantially transfer all the risks and rewards of ownership to third-party investors, we continue to recognize these CMOs and the related cash proceeds as secured financing in our Consolidated Balance Sheet. During the year, we sold CMOs that qualified for derecognition, where retained interests represent our continuing involvement and are managed as part of larger portfolios held for either trading, liquidity or hedging purposes. Where we sold these CMOs,
t
he associated gains and losses are recognized in
non-interest
revenue, trading revenue
s
. As at October 31, 2021, the fair value of our retained interests in these CMOs was
 $3
million, classified as trading securities in our C
o
nsolidated Balance Sheet

($28
million as at October 31, 2020). Refer to Note 3 for further information.
Other Transferred Financial Assets
In the
second quarter of 2020, the Canadian Government launched the Canada Emergency Business Account Program as part of its response to
COVID-19,
in which we issued loans that are funded by the government. We determined these loans qualify for derecognition, as substantially all the risks and rewards were transferred; therefore, we do not recognize these loans in our Consolidated Balance Sheet.
Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all the risks and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet, with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The carrying value of these securities approximates the carrying value of the associated liabilities due to their short-term nature. As at October 31, 2021, the carrying values of securities lent and securities sold under repurchase agreements were $9,662 million and $87,894 million, respectively ($7,696 million and $80,962 million, respectively, as at October 31, 2021). The interest expense related to these liabilities is recorded on an accrual basis in interest expense, other liabilities, in our Consolidated Statement of Income.

Note 7: Structured Entities
We enter into certain transactions in the ordinary course of business which involve the establishment of SEs to facilitate or secure customer transactions and to obtain alternate sources of funding. We are required to consolidate a SE if we control the entity. We control a SE when we have power over the SE, exposure to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of our returns.
In assessing whether we control a SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements, and whether we are acting as principal or agent.
We perform a reassessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE. In the event such reassessment results in a loss of control, we will de-recognize the related assets (including goodwill), liabilities, and non-controlling interest at their carrying amounts and recognize any consideration received or retained interest at fair value with any differential recognized as gain or loss in our Consolidated Statement of Income. Information regarding our basis of consolidation is included in Note 1.
Consolidated Structured Entities
Bank Securitization Vehicles
We use securitization vehicles to securitize our Canadian credit card loans, Canadian real estate lines of credit, Canadian auto loans and U.S. equipment loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities (ABS) to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.
The following table presents the carrying amounts and fair values of transferred assets that did not qualify for derecognition and the associated liabilities issued by our bank securitization vehicles:

(Canadian $ in millions)		2021		2020
	Carrying amount (1)	Fair value	Carrying amount (1)	Fair value
Assets
Credit cards	7,106	7,106	6,825	6,825
Consumer instalment and other personal (2)	5,228	5,238	6,291	6,312
Business and government	250	253	484	484
Total	12,584	12,597	13,600	13,621
Associated liabilities (3)	7,278	7,341	8,272	8,416

(1)	Carrying amount of loans is net of allowance.
(2)	Includes real estate lines of credit and auto loans.
(3)	Associated liabilities are recognized in Securitization and structured entities’ liabilities in our Consolidated Balance Sheet.

168	BMO Financial Group 204th Annual Report 2021

U.S. Customer Securitization Vehicle
We sponsor one customer securitization vehicle, Fairway Financial Company LLC, (also referred to as a bank-sponsored multi-seller conduit) that provides our customers with alternate sources of funding through the securitization of their assets. This vehicle provides clients with access to financing in the asset-backed commercial paper (ABCP) markets by allowing them to either sell their assets directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to investors in order to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicle. Effective October 31, 2021, we concluded we no longer control this vehicle and have deconsolidated our investment, as our relationship has changed from principal to agent as reflected primarily in the change to our exposure to variable returns. We derecognized

$3,896 million of assets and $3,672 million of liabilities from our consolidated balance sheet on loss of control. We concurrently recognized $218 million in Securities, representing the carrying value of our interest in the vehicle, and $6 million in Other Assets. No gain or loss was recognized in our consolidated income statement as a result of deconsolidating this entity.
We provide committed liquidity support facilities to this vehicle, which may require that we provide additional financing to the vehicle in the event that certain events occur. The total committed undrawn amount under these facilities as at October 31, 2021 was
$8,095 million ($7,340
million as at October 31, 2020).
O
ur interest in this vehicle as at October 31, 2021 has been incl
u
ded in the Unconsolidated Structured Entities table below
.
Capital and Funding Vehicles
We sponsor the Trust established in connection with the issuance of $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCN), which holds $1,250 million of BMO issued
Non-cumulative,
5-year
Rate Reset Class B Preferred Shares, Series 48
(Non-Viability
Contingent Capital (NVCC)), issued concurrently with the LRCN. We determined that we control and therefore consolidate this vehicle as we are exposed to its variable returns and have key decision-making powers over its activities. Refer to Note 16 for further information.
We have a funding vehicle, created under the covered bond program, that was established to guarantee payments due to bondholders on bonds issued by us. We sell assets to this funding vehicle in exchange for an intercompany loan. Refer to Note 13 for further information on our covered bond deposit liabilities.
We may also use capital vehicles to transfer our credit exposure on certain loan assets. We purchase credit protection against eligible credit events from these vehicles. The vehicles collateralize their obligation through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicles and remain on our Consolidated Balance Sheet. During the year, we redeemed all guaranteed linked notes issued by these vehicles. Consequently, as at October 31, 2021, $nil of guaranteed linked notes issued by these vehicles were included in deposits in our Consolidated Balance Sheet ($120 million at October 31, 2020).
For those vehicles that purchase assets from us or are designed to pass on our credit risk, we have determined that, based on the rights of the arrangements or through our equity interest, we have significant exposure to the variable returns of the vehicles, and we control and therefore consolidate these vehicles. Additional information related to notes issued by, and assets sold to, these vehicles is provided in Notes 13 and 24, respectively.
Other
We have other consolidated structured entities, created to meet the bank’s and customers needs. Aside from the exposure resulting from our involvement as a sponsor, the bank does not have other contractual or non-contractual arrangements to provide financial support to these consolidated structured entities.
Unconsolidated Structured Entities
The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)			2021			2020
	Canadian and U.S. customer securitization vehicles (1) (3)	Capital vehicles	Other securitization vehicles	Canadian customer securitization vehicles (1)	Capital vehicles	Securitization vehicles
Interests recorded on our Consolidated Balance Sheet
Cash and cash equivalents	63	1,210	–	46	1,173	–
Trading securities	24	–	58	75	–	72
FVTPL securities	218	–	–	158	–	–
FVOCI securities	464	–	–	291	–	–
Amortized cost securities	–	–	93	–	–	102
Derivatives	2	–	–	22	–	–
Other	5	–	–	–	39	–
	776	1,210	151	592	1,212	174
Deposits	63	1,210	–	46	1,173	–
Other	–	22	–	–	25	–
Exposure to loss (2)	14,208	–	151	7,015	1	174
Total assets of the entities	8,116	1,234	5,686	5,265	1,198	2,560

(1)
Securities held that are issued by our Canadian and U.S. customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities, FVTPL securities and FVOCI securities.

(2)	Exposure to loss represents securities held, undrawn liquidity facilities, any remaining unfunded committed amounts to the BMO funded vehicle, derivative assets and other assets.
(3)	Includes the U.S. customer securitization vehicle, Fairway Financial Company LLC, which was deconsolidated on a prospective basis during fiscal 2021.

BMO Financial Group 204th Annual Report 2021	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Customer Securitization Vehicles
W
e sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing either from BMO or in the ABCP markets by allowing them to either sell their assets directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to either investors or BMO to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we do not control these entities, as their key relevant activity, the servicing of program assets, does not reside with us.
We provide liquidity facilities to the market-funded vehicles, which may require that we provide additional financing to the vehicles in the event that certain events occur. The total committed and undrawn amount under these liquidity facilities and any undrawn amounts of the BMO funded vehicle as at October 31, 2021 was $5,400 million ($6,469 million as at October 31, 2020).
Capital Vehicles
We also use capital vehicles to pass our credit risk to security holders of the vehicles. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders in these vehicles, who are exposed to our default and credit risk. We are not required to consolidate these vehicles.
Other Securitization Vehicles
O
ther securitization vehicles include holdings in asset-backed securitizations. Where we sponsor SEs that securitize MBS into CMOs, we may have interests through our holdings of CMOs but do not consolidate the SEs as we do not have power to direct their relevant activities. These include government-sponsored agency securities such as U.S. government agency issuances. In determining whether we are a sponsor of a SE, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, and our initial and continuing involvement. Subsequent to the securitization, we sell the CMOs to third parties. Our maximum exposure to loss is limited to our on-balance
sheet investments in these entities, included in the table above.
Where the asset-backed instruments in these securitizations are transferred to third parties, but we retain substantially all risks and rewards related to the transferred assets, we continue to recognize the transferred assets with the related cash proceeds recognized as secured financing in our Consolidated Balance Sheet. As at October 31, 2021, these transferred assets were carried at fair value totalling $53 million ($69 million as at October 31, 2020) with $nil million ($nil million as at October 31, 2020) recognized in securitization and structured entities’ liabilities, also carried at fair value.
Where the asset-backed instruments in these securitizations are transferred to third parties and qualify for derecognition, we record the related gains or losses in non-interest
revenue, trading
revenues
. We may also retain an interest in the CMOs sold, which represents our continuing involvement. As at October 31, 2021, we held retained interests of $5 million ($3 million as at October 31, 2020) carried at fair value on our Consolidated Balance Sheet.
During the year ended October 31, 2021, we sold $2,549 million of MBS to these sponsored securitization vehicles ($5,797 million in 2020), where we divested all interests in the securitized MBSs and any gains and losses were recorded in non-interest
revenue, trading
revenues
.
BMO Managed Funds
We have established a number of funds that we also manage. We assess whether or not we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors’ rights to remove us as investment manager. We only consolidate those funds that we control. Our total interest in unconsolidated BMO managed funds was $1,345 million at October 31, 2021 ($1,718 million in 2020), with $321 million included in FVTPL securities and $1,024 million included in trading securities as at October 31, 2021 ($444 million and $1,274 million, respectively, in 2020) in our Consolidated Balance Sheet.
Other Structured Entities
We purchase and hold investments in a variety of third-party SEs, including exchange-traded funds, mutual funds, limited partnerships investment trusts and government-sponsored ABS vehicles, which are recorded in securities in our Consolidated Balance Sheet. We are considered to have an interest in these investments through our holdings and because we may act as a counterparty in certain derivatives contracts. We are not the investment manager or the sponsor of any of these investments. We are generally a passive investor and do not have power over the key decision-making activities of these investments. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided.
Sponsored Structured Entities
We may be deemed to be the sponsor of a SE if we are involved in its design, legal set-up
or marketing. We may also be deemed to be the sponsor of a SE if market participants would reasonably associate the entity with us. Any interests in securitization vehicles we have sponsored are disclosed in the interests in unconsolidated structured entities table above.
Financial Support Provided to Structured Entities
During the years ended October 31, 2021 and 2020, we did not provide any financial or non-financial
support to any consolidated or unconsolidated SEs when we were not contractually obligated to do so. Furthermore, we have no intention of providing such support in the future.

170	BMO Financial Group 204th Annual Report 2021

Note 8: Derivative Instruments
D
erivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter
contracts. We use these instruments for trading purposes, as well as to manage our exposures, m
a
inly to foreign currency and interest rate fluctuations, as part of our asset/liability management program.
T
ypes of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
•	Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
•	Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
•	Cross-currency interest rate swaps – fixed and/or floating rate interest payments and principal amounts are exchanged in different currencies.
•	Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
•
Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
•
Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

F
orwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest rate-sensitive financial instrument or security at a specified price and date in the future.
Forwards are customized contracts transacted in the
over-the-counter
market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
Options
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
For options written by us, we receive a premium from the purchaser for accepting market risk.
For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter
contract fails to meet the terms of the contract.
Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.
A futures option is an option contract in which the underlying instrument is a single futures contract.
The main risks associated with these derivative instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative in a financial liability is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not measured at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.
Contingent Features
Certain
over-the-counter
derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings as determined by the major credit rating agencies. If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position as at October 31, 2021 was
$4,537 million ($6,560
million as at October 31, 2020), for which we have posted collateral of

$3,921 million ($5,967 million in 2020).
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.
Foreign Currency Risk
We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps, foreign exchange spot transactions, forward contracts and deposits denominated in foreign currencies.
Equity Price Risk
We manage equity price risk through total return swaps.

BMO Financial Group 204th Annual Report 2021	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions, and certain derivatives that we enter into as part of our risk management strategy that do not qualify as hedges for accounting purposes (“economic hedges”).
We structure and market derivative products to enable customers to transfer, modify or reduce current or expected exposure to risks.
Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.
Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are generally recorded in non-interest
revenue, trading revenues, in our Consolidated Statement of Income. Unrealized gains and losses on derivatives used to economically hedge certain exposures may be recorded in the Consolidated Statement of Income in the same line as the unrealized gains and losses arising from the exposures. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts and/or options to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest
revenue, trading revenues, in our Consolidated Statement of Income.
Fair Value of Trading and Hedging Derivatives
Fair value represents
point-in-time
estimates that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 17.
Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2021			2020
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	6,132	(4,323)	1,809	10,510	(7,585)	2,925
Forward rate agreements	42	(105)	(63)	29	(276)	(247)
Purchased options	641	–	641	667	–	667
Written options	–	(520)	(520)	–	(714)	(714)
Futures	–	(3)	(3)	3	(18)	(15)
Foreign Exchange Contracts (1)
Cross-currency swaps	1,438	(1,207)	231	2,080	(1,428)	652
Cross-currency interest rate swaps	8,595	(5,827)	2,768	4,151	(4,207)	(56)
Forward foreign exchange contracts	3,505	(3,925)	(420)	3,611	(2,954)	657
Purchased options	381	–	381	346	–	346
Written options	–	(384)	(384)	–	(312)	(312)
Commodity Contracts
Swaps	5,916	(1,256)	4,660	2,162	(1,733)	429
Purchased options	1,383	–	1,383	373	–	373
Written options	–	(815)	(815)	–	(456)	(456)
Futures	319	(120)	199	53	(144)	(91)
Equity Contracts	5,998	(9,383)	(3,385)	8,461	(6,514)	1,947
Credit Contracts
Purchased	–	(3)	(3)	11	(6)	5
Written	–	(4)	(4)	–	(8)	(8)
Total fair value – trading derivatives	34,350	(27,875)	6,475	32,457	(26,355)	6,102
Hedging
Interest Rate Contracts (2)
Cash flow hedges – swaps	354	(1,166)	(812)	2,602	(43)	2,559
Fair value hedges – swaps	903	(662)	241	1,118	(2,257)	(1,139)
Total swaps	1,257	(1,828)	(571)	3,720	(2,300)	1,420
Foreign Exchange Contracts
Cash flow hedges	1,020	(1,112)	(92)	638	(1,710)	(1,072)
Fair value hedges	–	–	–	–	(1)	(1)
Net investment hedges	46	–	46	–	–	–
Total foreign exchange contracts	1,066	(1,112)	(46)	638	(1,711)	(1,073)
Equity Contracts
Cash flow hedges	40	–	40	–	(9)	(9)
Total equity contracts	40	–	40	–	(9)	(9)
Total fair value – hedging derivatives (3)	2,363	(2,940)	(577)	4,358	(4,020)	338
Total fair value – trading and hedging derivatives	36,713	(30,815)	5,898	36,815	(30,375)	6,440
Less: impact of master netting agreements	(20,952)	20,952	–	(19,302)	19,302	–
Total	15,761	(9,863)	5,898	17,513	(11,073)	6,440

(1)	Gold contracts are included with foreign exchange contracts.
(2)	We held no bond futures as at October 31, 2021 (the fair value of bond futures designated in fair value hedge relationships rounded down to $nil as at October 31, 2020).
(3)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments.
Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

172	BMO Financial Group 204th Annual Report 2021

Notional Amounts of Trading Derivatives
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)			2021			2020
	Exchange traded	Over-the-counter	Total	Exchange traded	Over-the-counter	Total
Interest Rate Contracts
Swaps	–	3,976,428	3,976,428	–	4,148,257	4,148,257
Forward rate agreements	–	147,657	147,657	–	517,332	517,332
Purchased options	10,611	69,491	80,102	24,683	57,833	82,516
Written options	3,621	68,155	71,776	3,796	64,728	68,524
Futures	232,972	–	232,972	297,578	–	297,578
Total interest rate contracts	247,204	4,261,731	4,508,935	326,057	4,788,150	5,114,207
Foreign Exchange Contracts (1)
Cross-currency swaps	–	45,482	45,482	–	47,805	47,805
Cross-currency interest rate swaps	–	506,791	506,791	–	534,752	534,752
Forward foreign exchange contracts	–	489,081	489,081	–	494,640	494,640
Purchased options	1,762	54,145	55,907	1,673	39,067	40,740
Written options	4,735	54,147	58,882	2,346	41,327	43,673
Futures	222	–	222	1,608	–	1,608
Total foreign exchange contracts	6,719	1,149,646	1,156,365	5,627	1,157,591	1,163,218
Commodity Contracts
Swaps	–	28,892	28,892	–	30,613	30,613
Purchased options	10,020	4,526	14,546	4,846	5,728	10,574
Written options	11,000	3,132	14,132	6,514	3,704	10,218
Futures	39,448	–	39,448	39,011	–	39,011
Total commodity contracts	60,468	36,550	97,018	50,371	40,045	90,416
Equity Contracts	106,302	98,962	205,264	110,274	60,202	170,476
Credit Contracts
Purchased	–	12,358	12,358	–	7,407	7,407
Written	–	5,158	5,158	–	1,795	1,795
Total	420,693	5,564,405	5,985,098	492,329	6,055,190	6,547,519

(1)	Gold contracts are included with foreign exchange contracts.
Table excludes loan commitment derivatives with notionals of $5,613 million ($2,603 million as at October 31, 2020).
Derivatives Used in Hedge Accounting
In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate, foreign currency and equity price exposures. We also use deposits, cross-currency swaps and foreign exchange forwards to hedge foreign currency exposure in our net investment in foreign operations.
When the hedged item is accounted for at FVTPL, there is a natural offset within the income statement with the related derivative. However, when we manage risks incumbent in instruments that are accounted for at amortized cost, including loans and deposits, or FVOCI debt securities we use hedge accounting in order to eliminate the mismatch between the hedged item and the mark to market derivative.
To the extent these instruments used to manage risk qualify for hedge accounting, we designate them in accounting hedge relationships. Our structural market risk strategies, including our approach to managing interest rate and foreign exchange risk, are included in the blue-tinted font in the Structural
(Non-Trading)
Market Risk section of Management’s Discussion and Analysis within this report. In addition, our exposure to foreign exchange rate risk is discussed in the Foreign Exchange Risk section of Management’s Discussion and Analysis. Our exposure to equity price risk and our approach to managing it are discussed in the Other Share-Based Compensation,
Mid-Term
Incentive Plans section of Note 20.
By using derivatives to hedge exposures to interest rates, foreign currency exchange rates, and equity prices, we are also exposed to the credit risk of the derivative counterparty. We mitigate credit risk by entering into transactions with high-quality counterparties, requiring the counterparties to post collateral, entering into master netting agreements, or settling through centrally cleared counterparties.
In order to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is to be assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in the fair value or changes in the amount of future cash flows of the hedged item. We evaluate hedge effectiveness at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using a quantitative statistical regression analysis. We consider a hedging relationship highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8; the slope of the regression is within a 0.8 to 1.25 range; and the confidence level of the slope is at least 95%. The practice is different for our net investment hedge, discussed in the Net Investment Hedges section below.
Any ineffectiveness in the hedging relationship is recognized as it arises in non-interest
revenue, other, in our Consolidated Statement of Income.

BMO Financial Group 204th Annual Report 2021	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the IASB’s Phase 1 Amendments to IAS 39 and IFRS 7, certain hedge accounting requirements were modified to provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. These amendments include allowing us to assume the interest rate benchmarks which are the basis for cash flows of the hedged item and hedging instrument are not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements solely as a result of IBOR reform. We continue to apply these amendments as at October 31, 2021, with application ending at the earlier of the discontinuation of the impacted hedging relationship and when there is no longer uncertainty arising from IBOR reform over the timing and amount of IBOR-based cash flows.
The following table outlines the notional amounts, and average rates of derivatives and the carrying amounts of deposits designated as hedging instruments, by term to maturity, hedge type, and risk type, where applicable.

		Remaining term to maturity					2021	2020
(Canadian $ in millions, except as noted)		Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Cash Flow Hedges
Interest rate risk – Interest rate swaps
Notional amount (1)		24,639	24,172	18,145	25,733	1,463	94,152	92,296
Average fixed interest rate		0.60%	1.20%	1.15%	1.26%	1.68%	1.06%	1.39%
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards (2)
CAD-USD pair (3)	Notional amount	6,668	17,446	7,091	6,836	251	38,292	43,381
	Average fixed interest rate	1.67%	2.33%	1.43%	1.53%	3.02%	1.91%	1.92%
	Average exchange rate: CAD-USD	1.3031	1.3283	1.2606	1.3420	1.3122	1.3137	1.3219
CAD-EUR pair	Notional amount	3,843	8,634	–	1,839	201	14,517	17,299
	Average fixed interest rate	2.60%	1.91%	–	1.89%	2.97%	2.10%	2.17%
	Average exchange rate: CAD-EUR	1.5382	1.5025	–	1.4711	1.4870	1.5078	1.5008
Other currency pairs	Notional amount (4)	1,908	3,673	4,474	–	–	10,055	7,104
	Average fixed interest rate	2.51%	2.76%	2.03%	–	–	2.39%	2.63%
	Average exchange rate: CAD-Non USD/EUR	1.4245	1.2229	1.6710	–	–	1.4606	1.2923
Equity price risk – Total return swap
Notional amount		515	–	–	–	–	515	302
Fair Value Hedges
Interest rate risk – Interest rate swaps
Notional amount (5)		11,740	30,534	19,555	16,777	2,105	80,711	94,738
Average fixed interest rate		0.97%	1.30%	1.18%	1.20%	1.71%	1.21%	1.47%
Interest rate risk – Bond futures (exchange-traded derivatives)
Notional amount		–	–	–	–	–	–	48
Average price in dollars		–	–	–	–	–	–	126
Foreign exchange risk – Cross-currency swaps
USD-GBP pair	Notional amount (6)	–	–	–	–	–	–	39
	Average fixed interest rate	–	–	–	–	–	–	0.66%
	Average exchange rate: USD-GBP	–	–	–	–	–	–	1.3024
Net Investment Hedges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards
CAD-GBP pair	Notional amount	153	1,132	–	–	–	1,285	–
Foreign exchange risk – Deposit liabilities
USD denominated deposit – carrying amount		5,964	–	–	–	–	5,964	8,219
GBP denominated deposit – carrying amount		728	–	–	–	–	728	892

(1)
The notional amount of the interest rate swaps likely subject to IBOR reform that mature after June 30, 2023 was $35,519 million of USD LIBOR as at October 31, 2021. We had a notional amount of $48,825 million as at October 31, 2020, likely subject to IBOR reform that were to mature after December 31, 2021, the cessation date at the time of adoption of the Phase 1 amendments.

(2)
Under certain hedge strategies using cross-currency swaps, a CAD leg is inserted to create two swaps designated as separate hedges (for example, a
EURO-USD
cross-currency swap split into
EURO-CAD
and
CAD-USD
cross-currency swaps). The relevant notional amount is grossed up in this table, as the cross-currency swaps are disclosed by
CAD-foreign
currency pair.

(3)	Includes CAD-AUD, CAD-CHF, CAD-CNH, CAD-GBP or CAD-HKD cross-currency swaps where applicable.
(4)
The notional amount of the cross-currency swaps likely subject to IBOR reform that mature after December 31, 2021 was $718 million of GBP LIBOR as at October 31, 2021 ($718 million as at October 31, 2020).

(5)
The notional amount of the interest rate swaps likely subject to IBOR reform that mature after June 30, 2023 was $43,642 million of USD LIBOR. We had a notional amount of $55,130 million of USD LIBOR as at October 31, 2020, likely subject to IBOR reform that were to mature after December 31, 2021, the cessation date at the time of adoption of the Phase 1 amendments. The notional amount of GBP LIBOR interest rate swaps that mature after December 31, 2021 was $nil million as at October 31, 2021 ($41 million as at October 31, 2020).

(6)
The notional amount of the cross-currency swaps likely subject to IBOR reform that mature after June 30, 2023 was $nil million of USD LIBOR as at October 31, 2021. We had a notional amount of $39 million of USD LIBOR as at October 31, 2020, likely subject to IBOR reform that were to mature after December 31, 2021, the cessation date at the time of adoption of the Phase 1 amendments.

Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing instruments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. We use interest rate swaps with or without embedded options, cross-currency swaps, and total return swaps to hedge this variability. We hedge the full amount of foreign exchange risk, but interest rate risk is hedged only to the extent of benchmark interest rates. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example LIBOR or Bankers’ Acceptances (BA) rate.
We determine the amount of the exposure to which hedge accounting is applied by assessing the potential impact of changes in interest rates, foreign exchange rates, and equity prices on the future cash flows of floating rate loans and deposits, foreign currency denominated assets and liabilities and certain cash-settled share-based payments. This assessment is performed using analytical techniques, such as simulation, sensitivity analysis, stress testing and gap analysis.

174	BMO Financial Group 204th Annual Report 2021

We record interest that we pay or receive on these cash flow hedge derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.
The accounting mismatch that would otherwise occur is eliminated by recording changes in the fair value of the derivative that offset changes in the fair value of the hedged item for the designated hedged risk in other comprehensive income. Hedge ineffectiveness, the portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item, is recorded directly in non-interest
revenue, other, in our Consolidated Statement of Income as it arises.
For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and in employee compensation for total return swaps as the hedged item is recorded in earnings. The entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income, if the hedged item is sold or settled. In general, we do not terminate our foreign exchange hedges before maturity.
For cash flow hedges, we use a hypothetical derivative to measure the hedged risk of floating rate loans, deposits, foreign currency denominated assets and liabilities, or share-based payment grants. This hypothetical derivative matches the critical terms of the hedged items identically, and it perfectly offsets the hedged cash flow.
In our cash flow hedge relationships, the main sources of ineffectiveness are differences in interest rate indices, tenor and reset/settlement frequencies between the hedging instrument and the hedged item.
N
et Investment Hedges
Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations related to our net investment in foreign operations.
Deposits denominated in foreign currencies, cross-currency swaps and foreign exchange forwards are designated as a hedging instrument for a portion of the net investment in foreign operations. We designate the spot rate component of our hedging instrument in net investment hedge. The foreign currency translation of our net investment in foreign operations and the effective portion of the corresponding hedging instrument are recorded in unrealized gains (losses) on translation of net foreign operations in other comprehensive income, instead of through the income statement in the case of the hedging instrument if hedge accounting were not elected.
The effectiveness of our net investment hedge is determined using the dollar offset method with spot foreign currency rates. As the notional amount of the hedging instruments and the hedged net investment in foreign operations are the same, there is no source of ineffectiveness in these hedging relationships.
For cash flow hedges and net investment hedges, the following tables contain information related to items designated as hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2021 and October 31, 2020.

(Canadian $ in millions)					2021
	Carrying amount of hedging instruments (1)		Hedge ineffectiveness
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2)	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2)	Ineffectiveness recorded in non-interest revenue – other
Cash F lo w H edges

Interest rate risk – Interest rate swaps	354	(1,166)	(2,467)	2,447	(5)
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	1,020	(1,112)	276	(276)	–
Equity price risk – Total return swaps	40	–	313	(313)	–
	1,414	(2,278)	(1,878)	1,858	(5)
Net I nvestment H edges
Foreign exchange risk – Cross–currency swaps and foreign exchange forwards	46	–	29	(29)	–
Foreign exchange risk – Deposit liabilities	–	(6,692)	647	(647)	–
Total	1,460	(8,970)	(1,202)	1,182	(5)

					2020
Cash F low H edges
Interest rate risk – Interest rate swaps	2,602	(43)	2,516	(2,520)	4
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	638	(1,710)	(315)	315	–
Equity price risk – Total return swaps	–	(9)	(108)	108	–
	3,240	(1,762)	2,093	(2,097)	4
Net I nvestment H edges
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards
Foreign exchange risk – Deposit liabilities	–	(9,111)	(131)	131	–
Total	3,240	(10,873)	1,962	(1,966)	4

(1)	Represents the unrealized gains (losses) recorded as part of the derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2)	Represents life to date amounts.

BMO Financial Group 204th Annual Report 2021	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For cash flow hedges and net investment hedges, the following tables contain information related to impacts in our Consolidated Statement of Comprehensive Income, on a
pre-tax
basis for the years ended October 31, 2021 and October 31, 2020.

(Canadian $ in millions)						2021
					Balance in cash flow hedge AOCI / net foreign operations AOCI
	Balance October 31, 2020	Gains / (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income	Balance October 31, 2021 (1)	Active hedges	Discontinued hedges
Cash F low H edges
Interest rate risk	3,529	(2,462)	(489)	578	(921)	1,499
Foreign exchange risk	(759)	266	10	(483)	(483)	–
Equity price risk	(50)	313	(84)	179	179	–
	2,720	(1,883)	(563)	274	(1,225)	1,499
Net I nvestment H edges
Foreign exchange risk	(1,939)	676	–	(1,263)	(1,263)	–
Total	781	(1,207)	(563)	(989)	(2,488)	1,499

(Canadian $ in millions)						2020
					Balance in cash flow hedge AOCI / net foreign operations AOCI
	Balance October 31 , 2019	Gains / (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income	Balance October 31, 2020 (1)	Active hedges	Discontinued hedges
Cash F low H edges
Interest rate risk	1,156	2,512	(139)	3,529	2,359	1,170
Foreign exchange risk	(444)	(350)	35	(759)	(759)	–
Equity price risk	17	(108)	41	(50)	(50)	–
	729	2,054	(63)	2,720	1,550	1,170
Net I nvestment H edges
Foreign exchange risk	(1,808)	(131)	–	(1,939)	(1,939)	–
Total	(1,079)	1,923	(63)	781	(389)	1,170

(1)	Tax balance related to cash flow hedge accumulated other comprehensive income was $(89) million, and $(741) million as at October 31, 2020.
Fair Value Hedges
F
air value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges economically convert fixed rate assets and liabilities to floating rate. We use cross-currency swaps, interest rate swaps, and bond futures to hedge interest rate risk, including benchmark interest rates, inherent in fixed rate securities, a portfolio of mortgages, deposits and subordinated debt and other liabilities.
The carrying value of fixed rate assets or liabilities that are part of a hedging relationship are adjusted for the change in value of the risk being hedged. To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item for the risk being hedged, the net amount (hedge ineffectiveness) is recorded directly in non-interest
revenue, other, in our Consolidated Statement of Income.
For fair value hedges that are discontinued, we cease adjusting the hedged item. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over the hedged item’s remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the gain or loss on sale or settlement.
In our fair value hedge relationships, the main sources of ineffectiveness are our own credit risk on the fair value of the swap, and the difference in terms such as fixed interest rate or reset/settlement frequency between the swap and the hedged item.

176	BMO Financial Group 204th Annual Report 2021

The amounts relating to derivatives designated as fair value hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2021 and 2020 are as follows:

(Canadian $ in millions)								2021
	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges
Fair V alue H edge (3)
Interest rate swaps	903	(662)	–	–	–	–	–	–
Cross-currency swaps	–	–	–	–	–	–	–	–
Securities and loans	–	–	1,649	(1,654)	(5)	49,789	156	62
Deposits, subordinated debt and other liabilities	–	–	(644)	638	(6)	(31,530)	(121)	(91)
Total	903	(662)	1,005	(1,016)	(11)	18,259	35	(29)

								2020
Fair V alue H edge (3)

Interest rate swaps	1,118	(2,257)	–	–	–	–	–	–
Cross-currency swaps	–	(1)	–	–	–	–	–	–
Securities and loans	–	–	(1,791)	1,794	3	58,608	2,762	25
Deposits, subordinated debt and other liabilities	–	–	622	(620)	2	(39,950)	(943)	8
Total	1,118	(2,258)	(1,169)	1,174	5	18,658	1,819	33

(1)	Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in the Consolidated Balance Sheet.
(2)
Represents the carrying value in the Consolidated Balance Sheet and includes amortized cost, before allowance for credit losses, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.

(3)	$nil for bond futures designated in fair value hedge relationships as at October 31, 2021 (all amounts in the table round down to $nil as at October 31, 2020).
Derivative-Related Market Risk
Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or statement of income due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, credit spreads, foreign exchange rates, equity and commodity prices and their implied volatilities, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities
.
Derivative-Related Credit Risk
Derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with a derivative is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect the counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
W
e also pursue opportunities to reduce our exposure to credit losses on derivative instruments, through collateral and by entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is mitigated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.
Exchange-traded derivatives have limited potential for credit exposure, as they are settled net daily with each exchange.
Terms used in the credit risk tables below are as follows:
Replacement cost
captures the loss that would occur if a counterparty were to default in the present or at a future time, assuming that the closeout and replacement of transactions occur instantaneously, assuming no recovery on the value of those transactions in bankruptcy.
Credit risk equivalent
represents the total replacement cost plus an amount representing the potential future credit exposure adjusted by a multiplier 1.4, as outlined in OSFI’s Capital Adequacy Guideline.
Risk-weighted assets
represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty, and considering collateral, netting and other credit risk mitigants, as prescribed by OSFI.

BMO Financial Group 204th Annual Report 2021	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)			2021			2020
	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets
Interest Rate Contracts
Over-the-counter
Swaps	2,636	6,936	1,422	5,228	10,713	3,380
Forward rate agreements	667	2,545	826	1,153	3,332	1,479
Purchased options	16	72	81	2	55	12
Written options	20	105	70	68	206	150
	3,339	9,658	2,399	6,451	14,306	5,021
Exchange traded
Futures	71	141	3	22	83	2
Purchased options	2	4	–	45	66	1
Written options	2	4	–	3	4	–
	75	149	3	70	153	3
Total interest rate contracts	3,414	9,807	2,402	6,521	14,459	5,024
Foreign Exchange Contracts (2)
Over-the-counter
Swaps	1,087	4,609	987	872	5,581	794
Forward foreign exchange contracts	769	6,649	883	1,032	7,859	823
Purchased options	93	270	104	68	196	95
Written options	11	115	38	5	76	27
	1,960	11,643	2,012	1,977	13,712	1,739
Exchange traded
Futures	1	2	–	1	2	–
Purchased options	15	22	–	12	17	–
Written options	26	37	1	12	18	–
	42	61	1	25	37	–
Total foreign exchange contracts	2,002	11,704	2,013	2,002	13,749	1,739
Commodity Contracts
Over-the-counter
Swaps	4,357	8,183	2,148	1,424	4,215	2,119
Purchased options	1,537	2,601	457	117	746	257
Written options	6	175	51	1	234	74
	5,900	10,959	2,656	1,542	5,195	2,450
Exchange traded
Futures	1,829	3,244	65	635	1,612	33
Purchased options	474	721	14	373	562	11
Written options	463	727	15	221	363	7
	2,766	4,692	94	1,229	2,537	51
Total commodity contracts	8,666	15,651	2,750	2,771	7,732	2,501
Equity Contracts
Over-the-counter	467	9,754	2,663	563	8,010	2,399
Exchange traded	3,873	7,938	159	5,958	10,135	203
Total equity contracts	4,340	17,692	2,822	6,521	18,145	2,602
Credit Contracts	277	721	79	272	741	75
Total	18,699	55,575	10,066	18,087	54,826	11,941

(1)
Replacement cost and credit risk equivalent are presented after the impact of master netting agreements and calculated using the Standardized Approach for Counterparty Credit Risk
(SA-CCR)
in accordance with the Capital Adequacy Requirements (CAR) Guideline issued by OSFI. Table therefore excludes loan commitment derivatives.

(2)	Gold contracts are included in foreign exchange contracts.

178	BMO Financial Group 204th Annual Report 2021

Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are set out below:

(Canadian $ in millions)	Term to maturity					2021	2020
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	1,421,335	1,162,256	710,856	657,830	199,014	4,151,291	4,335,291
Forward rate agreements, futures and options	350,532	138,390	25,879	14,969	2,737	532,507	965,998
Total interest rate contracts	1,771,867	1,300,646	736,735	672,799	201,751	4,683,798	5,301,289
Foreign Exchange Contracts (1)
Swaps	137,841	196,488	121,635	110,545	32,824	599,333	637,501
Forward foreign exchange contracts	474,834	13,016	1,341	208	27	489,426	494,640
Futures	213	9	–	–	–	222	1,608
Options	104,031	8,799	1,959	–	–	114,789	84,413
Total foreign exchange contracts	716,919	218,312	124,935	110,753	32,851	1,203,770	1,218,162
Commodity Contracts
Swaps	12,709	14,622	1,495	66	–	28,892	30,613
Futures	20,577	17,258	1,540	73	–	39,448	39,011
Options	16,358	11,936	384	–	–	28,678	20,792
Total commodity contracts	49,644	43,816	3,419	139	–	97,018	90,416
Equity Contracts	141,028	48,206	14,534	1,780	232	205,780	170,778
Credit Contracts (2)	298	866	9,635	6,325	392	17,516	9,202
Total notional amount	2,679,756	1,611,846	889,258	791,796	235,226	6,207,882	6,789,847
(1) Gold contracts are included with foreign exchange contracts.
(2) Under the
SA-CCR,
excludes loan commitment derivatives.

Note 9: Premises and Equipment
We record all owned premises and equipment at cost less accumulated depreciation, and less any accumulated impairment, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life
.
 The maximum estimated useful lives we use to depreciate our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	5 to 7 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years
Depreciation methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At each reporting period, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. There were write-downs of premises and equipment of $36 million due to impairment during the year ended October 31, 2021 ($4 million in 2020 and $nil in 2019). Gains and losses on disposal are included in non-interest
expense, premises and equipment, in our Consolidated Statement of Income
.
Leases
When we enter into a new arrangement as a lessee, a
right-of-use
asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. The lease term is based on the non-cancellable
period and includes any options to extend or terminate which we are reasonably certain to exercise.
The
right-of-use
asset is depreciated on a straight-line basis, based on the shorter of the useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any.
The lease liability accretes interest over the lease term, using the effective interest method, with the associated interest expense recognized in interest expense, other liabilities, in our Consolidated Statement of Income. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes. Refer to Note 14 for further information.
Amounts relating to leases of low value are expensed when incurred in non-interest
expense, premises and equipment, in our Consolidated Statement of Income.

BMO Financial Group 204th Annual Report 2021	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior
to the adoption of IFRS 16, net rent expense reported in
non-interest
expense, premises and equipment, in our Consolidated Statement of Income for the year ended October 31, 2019 was $600 million.
The total cost and associated accumulated depreciation for premises and equipment owned and leased are set out below:

(Canadian $ in millions)							2021							2020
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Right-of-use assets (1)	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Right-of-use assets (1)	Total
Cost
Balance at beginning of year	112	1,454	2,481	904	1,769	2,580	9,300	109	1,534	2,470	973	1,615	na	6,701
Impact from adopting IFRS 16 (1) (2)	–	–	–	–	–	–	–	–	(23)	(65)	–	–	2,053	1,965
Additions/lease modifications	–	52	193	53	192	731	1,221	8	53	168	41	167	559	996
Disposals (3)	(6)	(44)	(349)	(245)	(44)	(29)	(717)	(6)	(116)	(104)	(122)	(28)	(22)	(398)
Foreign exchange and other	(7)	(108)	(33)	(27)	24	(81)	(232)	1	6	12	12	15	(10)	36
Balance at end of year	99	1,354	2,292	685	1,941	3,201	9,572	112	1,454	2,481	904	1,769	2,580	9,300
Accumulated Depreciation and Impairment
Balance at beginning of year	–	936	1,888	680	1,250	363	5,117	–	961	1,786	742	1,157	na	4,646
Impact from adopting IFRS 16 (1) (2)	–	–	–	–	–	–	–	–	–	(27)	–	–	27	–
Disposals (3)	–	(46)	(345)	(245)	(41)	(29)	(706)	–	(93)	(100)	(120)	(25)	(22)	(360)
Depreciation	–	52	217	51	105	366	791	–	64	218	52	107	360	801
Foreign exchange and other (4)	–	(75)	(36)	(15)	24	18	(84)	–	4	11	6	11	(2)	30
Balance at end of year	–	867	1,724	471	1,338	718	5,118	–	936	1,888	680	1,250	363	5,117
Net carrying value	99	487	568	214	603	2,483	4,454	112	518	593	224	519	2,217	4,183

(1)	Effective November 1, 2019, we adopted IFRS 16 Leases , recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods (refer to Note 1).
(2)	Includes net book value of buildings transferred to right-of-use assets.
(3)	Includes fully depreciated assets written off.
(4)	Includes impairment charges.
na - not	applicable due to IFRS 16 adoption.

Note 10: Acquisitions and Divestitures
Acquisitions
The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the fair value of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Clearpool Group Inc.
On April 6, 2020, we completed the acquisition of Clearpool Group Inc. (Clearpool), a New York-based provider of electronic trading solutions, operating in the United States and Canada, for cash consideration of US$139 million (CAD$196 million) plus contingent consideration of approximately US$7 million (CAD$11 million) based on meeting certain revenue targets over four years. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Capital Markets reporting segment.
As part of this acquisition, we acquired intangible assets of $85 million and goodwill of $132 million. The intangible assets are being amortized over three to eight years. Goodwill related to this acquisition is not deductible for tax purposes.
The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
Clearpool
Goodwill and intangible assets	217
Other assets	44
Total assets	261
Liabilities	54
Purchase price	207
The purchase price allocation for Clearpool has been completed.
Divestitures
Non-current
non-financial
assets (and disposal groups) are classified as
held-for-sale
if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale
if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.
Non-current
non-financial
assets classified as
held-for-sale
are measured at the lower of their carrying amount and fair value less costs to sell. Any subsequent write-down to fair value less costs to sell is recognized in non-interest
expense in our Consolidated Statement of Income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down or impact the impairment previously allocated to goodwill, is also recognized in non-interest
expense. Gains on disposals are recognized in
non-interest
income.

180	BMO Financial Group 204th Annual Report 2021

Private Bank, Asia
On April 30, 2021, we completed the sale of our Private Banking business in Hong Kong and Singapore, part of our BMO Wealth Management operating segment, to J. Safra Sarasin Group. The business sold is not considered material to the bank.
EMEA and U.S. Asset Management
On November 8, 2021, we completed the sale of our EMEA asset management business, part of our BMO Wealth Management operating segment, to Ameriprise Financial Inc. (Ameriprise) for £615 million (CAD$1,042 million) in an all-cash
transaction. The transaction with Ameriprise includes the opportunity for certain BMO asset management clients in the U.S. to move to Ameriprise, with the transfers expected to be completed in the first calendar quarter of fiscal 2022, subject to client consent. As this transaction met the accounting requirements of assets held-for-sale,
whereby the assets and liabilities are measured at lower of fair value, less costs to sell, and carrying value at each reporting period end until disposal, we recognized a write-down of goodwill related to these businesses of $779 million in fiscal 2021. The write-down was included in
non-interest
expense, other, in our Consolidated Statement of Income and was reported in the Corporate Services segment. As at November 8, 2021, assets and liabilities of approximately
$1,696 million and $527

million, respectively, in relation to our EMEA asset management business have been derecognized. In connection with the completion of the sale, we will recognize a loss of
$28

million in the first quarter of fiscal 2022 relating to foreign currency translation reclassified from accumulated other comprehensive income in equity to net income.
Taplin, Canida & Habacht LLC
On July 27, 2021, we entered into an agreement to sell Taplin, Canida & Habacht, LLC, part of our U.S. asset management business to Loop Capital. The transaction is expected to close in the first quarter of fiscal 2022, subject to customary closing conditions. The business sold is not considered material to the bank
.

Note 11: Goodwill and Intangible Assets
Goodwill
When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred that is in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually
.
In performing the impairment test, we utilize the fair value less costs to sell for each group of CGUs based on discounted cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond 10 years, cash flows were assumed to grow at perpetual annual rates of up to 3.0% (2.5% in 2020). The discount rates we applied in determining the recoverable amounts in 2021 ranged from 6.8% to 11.0% (6.0% to 10.3% in 2020), and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU. We use significant judgment to determine inputs to the discounted cash flow model, which are most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period.
The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause the recoverable amounts of our CGUs to decline below their carrying amounts.
We recognized a write-down
of
goodwill of $779 million during the year ended October 31, 2021 ($nil in 2020) due to the valuation implied from the definitive agreement to sell our EMEA asset management business to Ameriprise and management’s allocation of goodwill to the business being sold. Refer to Note 10 for further information.
A continuity of our goodwill by group of CGUs for the years ended October 31, 2020 and 2021 is as follows:

(Canadian $ in millions)			Personal and Commercial Banking				BMO Wealth Management			BMO Capital Markets	Total
	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management	Insurance		Total
Balance – October 31, 2019	97		3,796		3,893	2,145	2		2,147	300	6,340
Acquisitions during the year	–		–		–	–	–		–	132	132
Foreign exchange and other (1)	–		45		45	23	–		23	(5)	63
Balance – October 31, 2020	97		3,841		3,938	2,168	2		2,170	427	6,535
Dispositions during the year	–		–		–	(21)	–		(21)	–	(21)
Foreign exchange and other (1)	–		(274)		(274)	(837)	–		(837)	(25)	(1,136)
Balance – October 31, 2021	97	(2)	3,567	(3)	3,664	1,310 (4)	2	(5)	1,312	402 (6)	5,378

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club, Aver Media LP and GE Transportation Finance.
(3)	Relates primarily to First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., Diners Club, AMCORE, M&I and GE Transportation Finance.
(4)
Relates to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International Limited, LGM Investments Limited, M&I, myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC Consulting LLC, and F&C Asset Management plc. Included in Foreign exchange and other is a write-down of $779 million of goodwill attributable to the sale of our EMEA asset management business. Refer to Note 10.

(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison, BMO Nesbitt Burns Inc., Paloma Securities L.L.C., M&I, Greene Holcomb Fisher, KGS-Alpha Capital Markets and Clearpool.

BMO Financial Group 204th Annual Report 2021	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets
Intangible assets related to our acquisitions are initially recorded at their fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets in our Consolidated Statement of Income. The following table presents the changes in the balance of these intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Software – amortizing		Software under development	Other	Total
Cost as at October 31, 2019	760	951	4,836	(1)	402	638	7,587
Additions (disposals)	–	–	(20)		458	(17)	421
Transfers	–	–	582		(582)	–	–
Foreign exchange and other	7	11	18	(1)	2	–	38
Cost as at October 31, 2020	767	962	5,416		280	621	8,046
Additions (disposals)	(9)	–	(248)		426	2	171
Transfers	–	–	498		(498)	–	–
Foreign exchange and other	(39)	(68)	(118)		(4)	(22)	(251)
Cost as at October 31, 2021	719	894	5,548	(1)	204	601	7,966

(1)	Includes $4,798 million of internally generated software as at October 31 , 2021 ($4,458 million as at October 31 , 2020) .
The following table presents the accumulated amortization of our intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Software – amortizing		Software under development	Other	Total
Accumulated amortization at October 31, 2019	551	878	3,361	(1)	–	373	5,163
Amortization	52	46	478		–	44	620
Disposals	–	–	(173)		–	(38)	(211)
Foreign exchange and other	13	9	15		–	(5)	32
Accumulated amortization at October 31, 2020	616	933	3,681	(1)	–	374	5,604
Amortization	35	27	530		–	42	634
Disposals	(5)	–	(308)		–	(28)	(341)
Foreign exchange and other	(30)	(66)	(82)		–	(19)	(197)
Accumulated amortization at October 31, 2021	616	894	3,821	(1)	–	369	5,700
Carrying value at October 31, 2021	103	–	1,727		204	232	2,266
Carrying value at October 31, 2020	151	29	1,735		280	247	2,442

(1)	Includes $3,231 million of internally generated software as at October 31 , 202 1 ($2,909 million as at October 31 , 2020) .
Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $166 million as at October 31, 2021 ($172 million as at October 31, 2020) in intangible assets with indefinite lives that relate primarily to fund management contracts.
The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test definite-life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell.
There were write-downs of software-related intangible assets of $9 million during the year ended October 31, 2021 ($5 million in 2020 and $10 million in 2019).

Note 12: Other Assets
Customers’ Liability Under Acceptances
Acceptances represent a form of negotiable short-term debt issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest
revenue, lending fees in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet.
Other
The components of other within other assets are as follows:

(Canadian $ in millions)	2021	2020
Accounts receivable, prepaid expenses and other items	3,302	2,942
Accrued interest receivable	1,452	1,586
Bank owned life insurance policies	4,096	4,352
Leased vehicles, net of accumulated amortization	415	677
Cash collateral	6,436	6,344
Due from clients, dealers and brokers	353	161
Insurance-related assets	2,080	1,507
Other employee future benefits assets (Note 21)	40	38
Pension asset (Note 21)	947	124
Precious metals (1)	3,290	5,328
Total	22,411	23,059

(1)	Precious metals are recorded at their fair value based on quoted prices in active markets.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

182	BMO Financial Group 204th Annual Report 2021

Note 13: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice	Payable on a fixed date (3)	2021	2020
Deposits by:
Banks (1)	5,009	1,887	733	18,982	26,611	38,825
Business and government	50,779	54,740	148,682	188,047	442,248	400,679
Individuals	4,895	36,679	119,425	55,773	216,772	219,530
Total (2) (4)	60,683	93,306	268,840	262,802	685,631	659,034
Booked in:
Canada	51,465	83,952	129,370	162,529	427,316	407,926
United States	8,929	9,284	138,267	76,350	232,830	220,292
Other countries	289	70	1,203	23,923	25,485	30,816
Total	60,683	93,306	268,840	262,802	685,631	659,034

(1)	Includes regulated and central banks.
(2)	Includes structured notes and metal deposits designated at FVTPL.
(3)
Includes $35,959 million of senior unsecured debt as at October 31, 2021 subject to the Bank Recapitalization
(Bail-In)
regime ($25,651 million as at October 31, 2020). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(4)
Included in deposits as at October 31, 2021 and 2020 are $342,967 million and $322,951 million, respectively, of deposits denominated in U.S. dollars, and $29,937 million and $32,254 million, respectively, of deposits denominated in other foreign currencies.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, on some of which we pay interest. Our customers need not notify us prior to withdrawing money from their chequing accounts. Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest. Deposits payable on a fixed date are comprised of:
•
Various investment instruments purchased by our customers to earn interest over a fixed period, such as retail and small business term deposits, wholesale funding, and guaranteed investment certificates. Deposits totalling $20,991 million as at October 31, 2021 ($27,353 million as at October 31, 2020) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them as payable on a fixed date, based on their remaining contractual maturities.

•	Commercial paper, which totalled $13,834 million as at October 31, 2021 ($8,358 million as at October 31, 2020).
•	Covered bonds, which totalled $23,495 million as at October 31, 2021 ($24,699 million as at October 31 2020).
The following table presents the maturity schedule for deposits payable on a fixed date:

(Canadian $ in millions)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
As at October 31, 2021	163,370	33,778	24,826	8,908	11,995	19,925	262,802
As at October 31, 2020	192,617	27,855	30,053	18,260	9,683	13,164	291,632
We have unencumbered liquid assets of $317,251
 million to support these and other deposit liabilities ($306,120 million as at October 31, 2020).
The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at October 31, 2021	140,002	72,399	23,921	236,322
As at October 31, 2020	158,475	72,186	27,799	258,460
The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at October 31, 2021	20,626	12,761	20,933	85,682	140,002
As at October 31, 2020	18,081	29,679	28,109	82,606	158,475
Structured Note Liabilities
Most of our structured note liabilities included in deposits have been designated at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes is recorded in non-interest
revenue, trading revenues with the changes in fair value due to own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year.
The following table presents fair value and changes in fair value of structured note liabilities:

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Change in fair value recorded in the Consolidated Statement of Income (1)	Change in fair value due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value due to own credit risk recorded in AOCI (before tax)
As at October 31, 2021	22,665	22,448	(1,310)	(240)	(408)
As at October 31, 2020	18,073	19,175	1,319	(26)	(168)

(1)	Change in fair value may be offset by related change in fair value on hedge contracts.

BMO Financial Group 204th Annual Report 2021	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Other Liabilities
Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest
revenue, lending fees in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet
.
Securities Lending and Borrowing
Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in securities borrowed or purchased under resale agreements, or other liabilities, securities lent or sold under repurchase agreements, respectively. Interest earned on cash collateral is recorded in interest, dividend and fee income in our Consolidated Statement of Income, and interest expense on cash collateral is recorded in interest expense, other liabilities, in our Consolidated Statement of Income. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded at fair value in securities sold but not yet purchased, with any gains or losses recorded in non-interest
revenue, trading revenues.
Securities Sold But Not Yet Purchased
Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to the fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.
Securitization and Structured Entities’ Liabilities
Securitization and structured entities’ liabilities include notes issued by our consolidated bank securitization vehicles and liabilities associated with the securitization of our Canadian mortgage loans as part of the Canada Mortgage Bond program, the National Housing Act Mortgage-Backed Securities program and our own programs. Additional information on our securitization programs and associated liabilities is provided in Notes 6 and 7. These liabilities are initially measured at fair value plus any directly attributable costs and are subsequently measured at amortized cost. The interest expense related to these liabilities is recorded in interest expense, other liabilities, in our Consolidated Statement of Income.
Other
The components of other within other liabilities are as follows:

(Canadian $ in millions)	2021	2020
Accounts payable, accrued expenses and other items	9,444	8,208
Accrued interest payable	960	1,359
Allowance for credit losses on off-balance sheet items	394	511
Cash collateral	6,733	6,596
Insurance-related liabilities	12,845	12,441
Lease liabilities (1)	2,743	2,409
Other employee future benefits liability (Note 21)	1,094	1,147
Payable to brokers, dealers and clients	3,413	2,969
Pension liability (Note 21)	138	553
Total	37,764	36,193

(1)	Effective November 1, 2019, we adopted IFRS 16 Leases, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods (Note 1).
Insurance-Related Liabilities
We are engaged in insurance businesses related to life insurance, annuities, which includes pension risk, accident and sickness, creditor insurance, and reinsurance. We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The change in fair value of these investment contract liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities with the exception of changes in our own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest
revenue, insurance revenue.
The following table presents fair value and changes in fair value in our investment contract liabilities.

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Change in fair value recorded in the Consolidated Statement of Income	Change in fair value due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value due to own credit risk recognized in AOCI (before tax)

As at October 31, 2021	1,046	1,526	(81)	(26)	(72)
As at October 31, 2020	1,168	1,594	88	(12)	(46)
Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefit liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions.

184	BMO Financial Group 204th Annual Report 2021

A reconciliation of the change in insurance-related liabilities is as follows:

(Canadian $ in millions)	2021	2020
Insurance-related liabilities, beginning of year	12,441	11,581
Increase (decrease) in life insurance policy benefit liabilities from:
New business	765	476
In-force policies	(306)	182
Changes in actuarial assumptions and methodology	(72)	(58)
Foreign currency	(2)	–
Net increase in life insurance policy benefit liabilities	385	600
Change in other insurance-related liabilities	19	260
Insurance-related liabilities, end of year	12,845	12,441
Reinsurance
In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries of their direct obligation to the insured parties. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency
.
Reinsurance premiums ceded are recorded net against direct premium income and are included in non-interest
revenue, insurance revenue, in our Consolidated Statement of Income for the years ended October 31, 2021, 2020 and 2019, as shown in the table below:

(Canadian $ in millions)	2021	2020	2019
Direct premium income	2,050	1,582	1,944
Ceded premiums	(408)	(154)	(158)
	1,642	1,428	1,786
Lease Liabilities
Beginning November 1, 2019, when we enter into leases we record lease liabilities representing the present value of future lease payments over the lease term. Interest expense recorded on lease liabilities for the year ended October 31, 2021 was $56 million ($53 million in 2020). Total cash outflow for lease liabilities for the year ended October 31, 2021 was $383 million ($384 million in 2020). Variable lease payments (for example maintenance, utilities and property taxes) not included in the measurement of lease liabilities for the year ended October 31, 2021 w ere
 $236 million ($219 million in

2020).
The maturity profile of our undiscounted lease liabilities is
 $344 million for 2022, $325
million for 2023, $315 million for 2024,

$287
million for 2025,
$252
million for 2026 and
$1,600
million for 2027 and thereafter.

Note 15: Subordinated Debt
Subordinated debt represents our direct unsecured obligations to our debt holders, in the form of notes and debentures, and forms part of our regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 8). The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt.

The face values, terms to maturity and carrying values of our subordinated debt are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option	2021 Total	2020 Total
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	146	146
Series H Medium-Term Notes, Second Tranche (1)	1,000	December 2025	3.34	December 2020 (2)	–	961
Series I Medium-Term Notes, First Tranche (1)	1,250	June 2026	3.32	June 2021 (3)	–	1,242
Series I Medium-Term Notes, Second Tranche (1)	850	June 2027	2.57	June 2022 (4)	843	833
3.803% Subordinated Notes due 2032 (1)	US 1,250	December 2032	3.80	December 2027 (5)	1,567	1,771
4.338% Subordinated Notes due 2028 (1)	US 850	October 2028	4.34	October 2023 (6)	1,096	1,219
Series J Medium-Term Notes, First Tranche (1)	1,000	September 2029	2.88	September 2024 (7)	998	996
Series J Medium-Term Notes, Second Tranche (1)	1,250	June 2030	2.08	June 2025 (8)	1,248	1,248
Series K Medium-Term Notes, First Tranche (1) (9)	1,000	July 2031	1.93	July 2026 (9)	995	–
Total (10)					6,893	8,416

(1)
These notes include a
non-viability
contingent capital provision, which is necessary for notes issued after a certain date to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then applying the multiplier.

(2)
All $1,000 million Series H Medium-Term Notes Second Tranche were redeemed on December 8, 2020 for 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

(3)	All $1,250 million Series I Medium-Term Notes First Tranche were redeemed on June 1, 2021 for 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.
(4)
Redeemable at the greater of par and the Canada Yield Price prior to June 1, 2022, and redeemable at par together with accrued and unpaid interest to, but excluding, their redemption date commencing June 1, 2022.

(5)	Redeemable at par on December 15, 2027 together with accrued and unpaid interest to, but excluding, the redemption date.
(6)	Redeemable at par on October 5, 2023 together with accrued and unpaid interest to, but excluding, the redemption date.
(7)	Redeemable at par on September 17, 2024 together with accrued and unpaid interest to, but excluding, the redemption date.
(8)	Redeemable at par on June 17, 2025 together with accrued and unpaid interest to, but excluding, the redemption date.
(9)
On July 22, 2021, we issued $1,000 million of Series K Medium-Term Notes, First Tranche. These notes are redeemable at par on July 22, 2026 together with accrued and unpaid interest to, but excluding, the redemption date.

(10)
Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments, which together increased their carrying value as at October 31, 2021 by $44 million (increased by $119 million in 2020); see Note 8 for further details on hedge adjustments. The carrying value is also adjusted for our subordinated debt holdings, held for market-making purposes.

BMO Financial Group 204th Annual Report 2021	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate remaining maturities of our subordinated debt, based on the maturity dates under the terms of issue, can be found in the blue-tinted font in the Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments section of Management’s Discussion and Analysis within this report
.

Note 16: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments

(Canadian $ in millions, except as noted)	2021			2020
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 25 (1)	–	–	0.34	9,425,607	236	0.45
Class B – Series 26 (1)	–	–	0.23	2,174,393	54	0.52
Class B – Series 27	20,000,000	500	0.96	20,000,000	500	0.96
Class B – Series 29	16,000,000	400	0.91	16,000,000	400	0.91
Class B – Series 31	12,000,000	300	0.96	12,000,000	300	0.96
Class B – Series 33	8,000,000	200	0.76	8,000,000	200	0.90
Class B – Series 35 (2)	–	–	–	6,000,000	150	1.25
Class B – Series 36 (2)	–	–	–	600,000	600	58.50
Class B – Series 38	24,000,000	600	1.21	24,000,000	600	1.21
Class B – Series 40	20,000,000	500	1.13	20,000,000	500	1.13
Class B – Series 42	16,000,000	400	1.10	16,000,000	400	1.10
Class B – Series 44	16,000,000	400	1.21	16,000,000	400	1.21
Class B – Series 46	14,000,000	350	1.28	14,000,000	350	1.28
Preferred Shares – Classified as Equity		3,650			4,690
Other Equity Instruments
4.8% Additional Tier 1 Capital Notes		658			658
4.3% Limited Recourse Capital Notes, Series 1		1,250			1,250
Preferred Shares and Other Equity Instruments		5,558			6,598
Common Shares
Balance at beginning of year	645,889,396	13,430		639,232,276	12,971
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan	–	–		6,746,237	471
Issued/cancelled under the Stock Option Plan and other stock-based compensation plans (Note 20)	1,630,867	122		563,613	40
Repurchased for cancellation and/or treasury shares sold/purchased (3)(4)	616,209	47		(652,730)	(52)
Balance at End of Year	648,136,472	13,599	4.24	645,889,396	13,430	4.24

(1)	Series 25 and Series 26 were redeemed and final dividends were paid on August 25, 2021.
(2)	Series 35 and Series 36 were redeemed and final dividends were paid on November 25, 2020.
(3)	Common shares are net of 36,521 treasury shares as at October 31, 2021 (652,730 treasury shares as at October 31, 2020).
(4)	During fiscal 2021 and 2020, we did not purchase any of our common shares under the normal course issuer bid.
Preferred Share Rights and Privileges

(Canadian $, except as noted)
	Redemption amount	Quarterly non-cumulative dividend (1)	Reset premium	Date redeemable / convertible		Convertible to
Class B – Series 27	25.00	$ 0.24075 (2)	2.33%	May 25, 2024	(3)(4)	Class B – Series 28	(5)(6)
Class B – Series 29	25.00	$ 0.2265 (2)	2.24%	August 25, 2024	(3)(4)	Class B – Series 30	(5)(6)
Class B – Series 31	25.00	$0.240688 (2)	2.22%	November 25, 2024	(3)(4)	Class B – Series 32	(5)(6)
Class B – Series 33	25.00	$0.190875 (2)	2.71%	August 25, 2025	(3)(4)	Class B – Series 34	(5)(6)
Class B – Series 38	25.00	$0.303125 (2)	4.06%	February 25, 2022	(3)(4)	Class B – Series 39	(5)(6)
Class B – Series 40	25.00	$ 0.28125 (2)	3.33%	May 25, 2022	(3)(4)	Class B – Series 41	(5)(6)
Class B – Series 42	25.00	$ 0.2750 (2)	3.17%	August 25, 2022	(3)(4)	Class B – Series 43	(5)(6)
Class B – Series 44	25.00	$0.303125 (2)	2.68%	November 25, 2023	(3)(4)	Class B – Series 45	(5)(6)
Class B – Series 46	25.00	$ 0.31875 (2)	3.51%	May 25, 2024	(3)(4)	Class B – Series 47	(5)(6)

(1)	Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors.
(2)
The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the
5-year
Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as, and when declared, at the
3-month
Government of Canada treasury bill yield plus the reset premium noted.

(3)	Redeemable on the date noted and every five years thereafter.
(4)	Convertible on the date noted and every five years thereafter if not redeemed. If converted, the shares will become floating rate preferred shares.
(5)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(6)
The shares issued include a
non-viability
contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. Refer to the
Non-Viability
Contingent Capital paragraph below for details.

On August 25, 2021, we redeemed all of our 9,425,607 issued and outstanding
Non-Cumulative
5-Year Rate Reset Class B Preferred Shares, Series 25 for an aggregate total of approximately $236 million and all of our 2,174,393 issued and outstanding
Non-Cumulative
Floating Rate Class B Preferred Shares, Series 26 for an aggregate total of approximately $54 million.

186	BMO Financial Group 204th Annual Report 2021

On
November 25, 2020, we redeemed all of our 6 million issued and outstanding
Non-Cumulative
Perpetual Class B Preferred Shares, Series 35
(Non-Viability
Contingent Capital (NVCC)) for an aggregate total of $156 million and all of our 600,000 issued and outstanding
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.
Other Equity Instruments

The $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCN) (NVCC), are classified as equity and form part of our Additional Tier 1 capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third-party trustee. The trust assets are currently comprised of
$
1,250
 million of BMO issued
Non-
Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48) issued concurrently with the LRCN. As the Preferred Shares Series 48 eliminate on consolidation, they do not currently form part of our Additional Tier 1 capital.
The US$500 million 4.8%

Additional Tier 1 Capital Notes (AT1 Notes) (NVCC), are also classified as equity and form part of our Additional Tier 1 capital.
The LRCN and AT1 Notes are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both types of instrument and, as a result, the full amount of proceeds have been classified as equity. Semi-annual distributions on the LRCN and AT1 Notes will be recorded when payable. The LRCN and AT1 Notes are subordinate to the claims of the depositors and certain other creditors in right of payment. The following table shows the details of our AT1 Notes and LRCN as at October 31, 2021 and 2020.

(Canadian $ in millions, except as noted)					2021	2020
	Face value	Interest rate (%)	Redeemable at our option	Convertible to	Total	Total
4.8% Additional Tier 1 Capital Notes	US$500	4.8 (1)	August 2024 (2)	Variable number of common shares (3)	658	658
4.3% Limited Recourse Capital Notes	$1,250	4.3 (4)	November 2025 (2)	Variable number of common shares (4)	1,250	1,250
Total					1,908	1,908

(1)	Non-cumulative interest is payable semi-annually in arrears, at the bank’s discretion.
(2)
The notes are redeemable at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest, in whole or in part, at our option on any interest payment date on or after the first interest reset date or following certain regulatory or tax events. The bank may, at any time, purchase the notes at any price in the open market.

(3)
The notes issued include a
non-viability
contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. Refer to the
Non-Viability
Contingent Capital paragraph below for details.

(4)
Non-deferrable
interest is payable semi-annually on these notes, at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCN. In circumstances under which non-viability
contingent capital, including the Preferred Shares Series 48, would be converted into common shares of the bank (described below), the LRCN would be redeemed, and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion of the Preferred Shares Series 48.

Authorized Share Capital
We classify financial instruments that we issue as financial liabilities, equity instruments or compound instruments. Financial instruments that will be settled by a variable number of our common shares upon conversion by the holders are classified as liabilities in our Consolidated Balance Sheet. Dividends and interest payments on financial liabilities are classified as interest expense in our Consolidated Statement of Income. Financial instruments are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Issued instruments that are not mandatorily redeemable, or that are not convertible into a variable number of our common shares at the holder’s option, are classified as equity and presented in share capital. Dividend payments on equity instruments are recognized as a reduction in equity
.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors at their discretion. Historically, the Board of Directors has declared dividends on a quarterly basis and the amount can vary from quarter to quarter.
Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of the total contributed surplus related to treasury shares.
Non-Viability
Contingent Capital
Class B – Series 27, Class B – Series 29, Class B – Series 31, Class B – Series 33, Class B – Series 38, Class B – Series 40, Class B – Series 42, Class B – Series 44 and Class B – Series 46 preferred share issues, the AT1 Notes and, by virtue of the recourse to the Preferred Shares Series 48 the LRCN, include a
non-viability
contingent capital provision which is necessary for them to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share or other equity instrument is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument issuance, including declared and unpaid dividends on such preferred share or other equity instrument issuance, by the conversion price and then applying the multiplier.

BMO Financial Group 204th Annual Report 2021	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Normal Course Issuer Bid
On December 3, 2021, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (NCIB) for up to
22.5
 million common shares. The NCIB is a regular part of our capital management strategy. Once approvals are obtained, the share repurchase program will permit us to purchase BMO common shares for the purpose of cancellation. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the NCIB.
We did not renew our NCIB in 2021 as OSFI’s restriction on common share purchases, effective since March 13, 2020, remained in place until November 4, 2021. During fiscal 2021, we did not
purchase any of our common shares under the prior NCIB.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues or other equity instruments for cash.
We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the
Bank Act (Canada)
. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so and, in certain circumstances Class B Preferred Share dividends cannot be paid unless dividends on our Preferred Shares Series 48 have been paid.
In addition, if the bank does not pay the interest in full on the AT1 Notes, the bank will not declare dividends on its common shares or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after the bank resumes full interest payments on the AT1 Notes.
Currently, these limitations do not restrict the payment of dividends on common or preferred shares.
Shareholder Dividend Reinvestment and Share Purchase Plan
We offer a Dividend Reinvestment and Share Purchase Plan (DRIP) for our shareholders. Participation in the plan is optional. Under the terms of the DRIP, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.
During fiscal 2021 and the first half of fiscal 2020, common shares to supply the DRIP were purchased on the open market. In the second half of fiscal 2020, common shares to supply the dividend reinvestment feature of the DRIP were issued from treasury at a 2% discount from their then-current market price.
Potential Share Issuances
As at October 31, 2021, we had reserved 33,200,910 common shares (33,200,910 as at October 31, 2020) for potential issuance in respect of the DRIP. We have also reserved
5,682,206 common shares (6,446,110

as at October 31, 2020) for the potential exercise of stock options, as further described in Note 20.

Note 17: Fair Value of Financial Instruments and Trading-Related Revenue
We record trading assets and liabilities, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value, and other non-trading
assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business. For certain portfolios of financial instruments where we manage exposures to similar and offsetting risks, fair value is determined on the basis of our net exposure to that risk.
Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. The fair value amounts disclosed represent point-in-time
estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.
Governance Over the Determination of Fair Value
Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are reasonably measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (IPV) and profit or loss attribution analysis (PAA), consistent with industry practice. These controls are applied independently of the relevant operating groups.
We establish valuation methodologies for each financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process carried out by management to identify and explain changes in fair value positions across all operating lines of business within BMO Capital Markets. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.
Securities
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

188	BMO Financial Group 204th Annual Report 2021

Government Securities
The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market is modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads.
Mortgage-Backed Securities and Collateralized Mortgage Obligations
The fair value of mortgage-backed securities and collateralized mortgage obligations is determined using prices obtained from independent third-party vendors, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for mortgage-backed securities and collateralized mortgage obligations include discount rates, default rates, expected prepayments, credit spreads and recoveries.
Corporate Debt Securities
T
he fair value of corporate debt securities is determined using prices observed in the most recent transactions. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and third-party vendors.
Trading Loans
The fair value of trading loans is determined by referring to current market prices for the same or similar instruments
.
Corporate Equity Securities
The fair value of corporate equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using either quoted market prices for similar securities or using valuation techniques, which include discounted cash flow analysis and earnings multiples.
Privately Issued Securities
Privately issued debt and equity securities are valued using prices observed in recent market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of our privately issued securities includes net asset values published by third-party fund managers as applicable.
Prices from dealers, brokers and third-party vendors are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by independently obtaining multiple quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that vendors employ a valuation model that maximizes the use of observable inputs such as benchmark yields, bid-ask
spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.
Loans
In determining the fair value of our fixed rate performing loans, other than credit card loans, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms and credit risks. For credit card performing loans, fair value is considered to be equal to carrying value, due to their short-term nature.
For floating rate performing loans, changes in interest rates have minimal impact on fair value since interest rates are repriced or reset frequently. On that basis, fair value is assumed to be equal to carrying value.
The fair value of loans is not adjusted for the value of any credit protection purchased to mitigate credit risk.
Derivative Instruments
A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These independently validated models incorporate current market data for interest rates, foreign currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.
In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our models calculate fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign currency exchange rates, yield curves and volatilities.
We calculate a credit valuation adjustment (CVA) to recognize the credit risk that the bank’s counterparty may not ultimately be able to fulfill its derivative obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and novation to central counterparties. We also calculate a funding valuation adjustment (FVA) to recognize the implicit funding costs associated with over-the-counter
derivative positions. The FVA is determined by reference to our own funding spreads.
Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•
For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows related to these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks. The fair value of our senior note liabilities and covered bonds is determined by referring to current market prices for similar instruments or using valuation techniques, such as discounted cash flow models that use market interest rate yield curves and funding spreads.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, since carrying value is equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value, since deposits reprice to market frequently. On that basis, fair value is considered to equal carrying value.

BMO Financial Group 204th Annual Report 2021	189

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally validated valuation models and incorporates observable market prices for identical or comparable securities, as well as other inputs, such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine the fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.
Securities Sold But Not Yet Purchased
The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.
S
ecuritization and Structured Entities’ Liabilities
The determination of the fair value of our securitization and structured entities’ liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flow models that maximize the use of observable inputs.
Subordinated Debt
The fair value of our subordinated debt is determined by referring to current market prices for the same or similar instruments.
Financial Instruments with a Carrying Value Approximating Fair Value
C
arrying value is considered to be a reasonable estimate of fair value for our cash and cash equivalents.
T
he carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities, is a reasonable estimate of fair value due to their short-term nature or because they are frequently repriced to current market rates. These items are therefore excluded from the below table.
Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following tables are the fair values of financial instruments not carried at fair value in our Consolidated Balance Sheet.

(Canadian $ in millions)		2021		2020
	Carrying value	Fair value (5)	Carrying value	Fair value (5)
Securities (1)

Amortized cost	49,970	49,810	48,466	49,009

Loans (1)
Residential mortgages	135,653	135,461	126,882	128,815
Consumer instalment and other personal	76,627	76,791	69,480	70,192
Credit cards	7,827	7,827	7,556	7,556
Business and government (2)	233,066	233,670	238,239	239,929
	453,173	453,749	442,157	446,492

Deposits (3)	662,827	663,558	640,961	643,156
Securitization and structured entities’ liabilities (4)	24,631	24,809	26,889	27,506
Subordinated debt	6,893	7,087	8,416	8,727

(1)	Carrying value is net of allowances for credit losses.
(2)	Excludes $5,022 million of loans classified as FVTPL ($5,306 million as at October 31, 2020) and $134 million of loans classified as FVOCI ($51 million as at October 31, 2020).
(3)	Excludes $22,665 million of structured note liabilities ($18,073 million as at October 31, 2020) and $139 million of metal deposits ($nil as at October 31, 2020) designated at FVTPL.
(4)	Excludes $855 million of securitization and structured entities’ liabilities classified at FVTPL ($nil as at October 31, 2020).
(5)
If financial instruments not carried at fair value were categorized based on the fair value hierarchy, all of these financial instruments would be categorized as Level 2, except for amortized cost securities, which would have $14,117 million categorized as Level 1 ($18,831 million as at October 31, 2020), and $35,693 million categorized as Level 2 ($30,178 million as at October 31, 2020).

Certain comparative figures have been reclassified to conform with the current year’s presentation.
V
aluation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows, with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

190	BMO Financial Group 204th Annual Report 2021

T
he extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL, and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	2021							2020
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,123	4,473	–	7,596	6,529	4,371	–	10,900
Canadian provincial and municipal governments	2,183	3,655	–	5,838	1,868	6,467	–	8,335
U.S. federal government	6,050	3,532	–	9,582	5,702	2,716	–	8,418
U.S. states, municipalities and agencies	–	458	–	458	16	487	–	503
Other governments	1,307	591	–	1,898	1,021	1,495	–	2,516
NHA MBS and U.S. agency MBS and CMO	–	13,379	675	14,054	7	11,487	803	12,297
Corporate debt	2,231	7,656	7	9,894	3,767	7,274	–	11,041
Trading loans	–	160	–	160	–	67	–	67
Corporate equity	54,931	–	–	54,931	43,757	–	–	43,757
	69,825	33,904	682	104,411	62,667	34,364	803	97,834
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	704	159	–	863	452	149	–	601
Canadian provincial and municipal governments	137	1,243	–	1,380	180	1,249	–	1,429
U.S. federal government	–	38	–	38	–	44	–	44
Other governments	–	92	–	92	–	94	–	94
NHA MBS and U.S. agency MBS and CMO	–	9	–	9	–	3	–	3
Corporate debt	160	7,544	–	7,704	70	7,827	–	7,897
Corporate equity	1,670	12	2,442	4,124	1,587	10	1,903	3,500
	2,671	9,097	2,442	14,210	2,289	9,376	1,903	13,568
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	9,138	3,927	–	13,065	20,765	1,685	–	22,450
Canadian provincial and municipal governments	1,438	1,549	–	2,987	2,604	2,143	–	4,747
U.S. federal government	18,873	2,153	–	21,026	14,852	2,842	–	17,694
U.S. states, municipalities and agencies	–	4,113	1	4,114	8	5,267	1	5,276
Other governments	2,803	3,699	–	6,502	3,643	3,738	–	7,381
NHA MBS and U.S. agency MBS and CMO	–	12,136	–	12,136	–	12,532	–	12,532
Corporate debt	812	2,349	–	3,161	792	2,442	–	3,234
Corporate equity	–	–	132	132	–	–	93	93
	33,064	29,926	133	63,123	42,664	30,649	94	73,407
Business and Government Loans	–	5,150	6	5,156	–	3,412	1,945	5,357
Other Assets (1)	4,392	85	–	4,477	6,117	117	–	6,234
Fair Value Liabilities
Securities sold but not yet purchased	17,424	14,649	–	32,073	19,740	9,636	–	29,376
Structured note liabilities (2)	–	22,665	–	22,665	–	18,073	–	18,073
Other liabilities (3)	1,106	2,125	–	3,231	789	1,285	–	2,074
	18,530	39,439	–	57,969	20,529	28,994	–	49,523
Derivative Assets
Interest rate contracts	6	8,066	–	8,072	13	14,916	–	14,929
Foreign exchange contracts	3	14,982	–	14,985	1	10,825	–	10,826
Commodity contracts	642	6,976	–	7,618	123	2,465	–	2,588
Equity contracts	1,381	4,657	–	6,038	750	7,711	–	8,461
Credit default swaps	–	–	–	–	–	11	–	11
	2,032	34,681	–	36,713	887	35,928	–	36,815
Derivative Liabilities
Interest rate contracts	6	6,773	–	6,779	22	10,871	–	10,893
Foreign exchange contracts	4	12,451	–	12,455	3	10,609	–	10,612
Commodity contracts	746	1,445	–	2,191	350	1,983	–	2,333
Equity contracts	1,581	7,802	–	9,383	456	6,067	–	6,523
Credit default swaps	–	5	2	7	–	10	4	14
	2,337	28,476	2	30,815	831	29,540	4	30,375

(1)	Other assets include precious metals, segregated fund assets in our insurance business and certain receivables measured at fair value.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)
Other liabilities include investment contract and segregated fund liabilities in our insurance business, certain payables and metals deposits that have been designated at FVTPL as well as certain securitization and structured entities’ liabilities measured at FVTPL.

Certain	comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 204th Annual Report 2021	191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

(Canadian $ in millions, except as noted)							2021
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs		Range of input values (1)
						Low	High
Private equity (2)	Corporate equity	2,442	Net asset value EV/EBITDA	Net asset value Multiple		na 6x	na 19x
Loans (3)	Business and government loans	6	Discounted cash flows	Discount margin		40bps	40bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	675	Discounted cash flows	Prepayment rate		4%	47%
			Market Comparable	Comparability Adjustment	(4)	(5.56)	5.85

							2020
Private equity (2)	Corporate equity	1,903	Net asset value EV/EBITDA	Net asset value Multiple		na 5x	na 17x
Loans (3)	Business and government loans	1,945	Discounted cash flows	Discount margin		65bps	141bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	803	Discounted cash flows	Prepayment rate		6%	62%
			Market Comparable	Comparability Adjustment	(4)	(4.93)	5.74

(1)
The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)
Included in private equity is $453 million of U.S. Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost ($487 million in 2020), which approximates fair value, and are held to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $nil ($3 million in 2020).
(4)	Range of input values represents price per security adjustment.
na	– not applicable
Significant Unobservable Inputs in Level 3 Instrument Valuations
Net Asset Value
Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit we derive from our investment
.
EV/EBITDA Multiple
The fair value of certain private equity and merchant banking investments is derived by calculating an enterprise value (EV) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.
Discount Margin
Loan and corporate debt yield is the interest rate used to discount expected future cash flows in the valuation model. The discount margin is the difference between an instrument’s yield and a benchmark instrument’s yield. Benchmark instruments, such as government bonds, have high credit quality ratings and similar maturities. The discount margin therefore represents a market return that accounts for uncertainty in future cash flows. Generally, a higher or lower discount margin will result in a lower or higher fair value.
Prepayment Rates
Discounted cash flow models are used to fair value our NHA MBS and U.S. agency MBS and CMOs. The cash flow model includes assumptions related to conditional prepayment rates, constant default rates and percentage loss on default. Prepayment rates impact our estimate of future cash flows. Changes in the prepayment rate tend to be negatively correlated with interest rates. In other words, an increase in the prepayment rate will result in a higher fair value when the asset interest rate is lower than the current reinvestment rate. A decrease in the prepayment rate will result in a lower fair value when the asset interest rate is higher than the current reinvestment rate.
Comparability Adjustment
Market comparable pricing is used to evaluate the fair value of NHA MBS and U.S. agency MBS and CMOs. This technique involves sourcing prices from third parties for similar instruments and applying adjustments to reflect recent transaction prices and instrument specific characteristics.
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.

192	BMO Financial Group 204th Annual Report 2021

The following table presents significant transfers between Level 1 and Level 2 for the years ended October 31, 2021 and October 31, 2020.

(Canadian $ in millions)		2021		2020
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	7,863	11,421	6,582	5,930
FVTPL Securities	871	902	667	334
FVOCI Securities	11,028	13,542	12,193	13,425
Securities sold but not yet purchased	7,764	5,950	7,781	3,871

Changes in Level 3 Fair Value Measurements
T
he tables below present a reconciliation of all changes in Level 3 financial instruments for the years ended October 31, 2021 and 2020, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 to Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 to Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value			Movements		Transfers
For the year ended October 31, 2021 (Canadian $ in millions)	Balance October 31, 2020	Included in earnings	Included in other compre hensive income (1)	Purchases/ Issuances	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	803	(222)	(56)	1,465	(1,253)	–	169	(231)	675	38
Corporate debt	–	–	–	10	(3)	–	–	–	7	–
Total trading securities	803	(222)	(56)	1,475	(1,256)	–	169	(231)	682	38
FVTPL Securities
Corporate equity	1,903	315	(92)	628	(276)	(4)	–	(32)	2,442	374
Total FVTPL securities	1,903	315	(92)	628	(276)	(4)	–	(32)	2,442	374
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate equity	93	–	26	13	–	–	–	–	132	na
Total FVOCI securities	94	–	26	13	–	–	–	–	133	na
Business and Government Loans	1,945	–	(150)	1,812	–	(1,302)	–	(2,299)	6	–
Other Liabilities	–	–	–	–	(13)	–	13	–	–	–
Derivative Liabilities
Credit default swaps	4	–	–	–	–	–	–	(2)	2	–
Total derivative liabilities	4	–	–	–	–	–	–	(2)	2	–

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on FVTPL securities still held on October 31, 2021 are included in earnings for the year.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
n
a – not applicable

BMO Financial Group 204th Annual Report 2021	193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Change in fair value			Movements		Transfers
For the year ended October 31, 2020 (Canadian $ in millions)	Balance October 31, 2019	Included in earnings	Included in other compre hensive income (1)	Purchases/ Issuances	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(351)	9	1,338	(715)	–	225	(241)	803	(232)
Corporate debt	7	10	(2)	50	(68)	–	3	–	–	(1)
Total trading securities	545	(341)	7	1,388	(783)	–	228	(241)	803	(233)
FVTPL Securities
Corporate equity	1,984	4	17	356	(459)	–	1	–	1,903	35
Total FVTPL securities	1,984	4	17	356	(459)	–	1	–	1,903	35
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate equity	81	–	1	11	–	–	–	–	93	na
Total FVOCI securities	82	–	1	11	–	–	–	–	94	na
Business and Government Loans	1,736	(3)	156	1,803	–	(1,747)	–	–	1,945	–
Other Liabilities	–	–	–	–	–	–	–	–	–	–
Derivative Liabilities
Credit default swaps	1	–	–	–	–	–	4	(1)	4	–
Total derivative liabilities	1	–	–	–	–	–	4	(1)	4	–

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on trading securities, derivative assets and derivative liabilities still held on October 31, 2020 are included in earnings for the year.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable
Trading-Related Revenue
Trading assets and liabilities, including derivatives, securities and financial instruments designated at fair value through profit or loss, are measured at fair value, with gains and losses recognized in trading revenues, non-interest
revenue, in our Consolidated Statement of Income. Trading-related revenue includes net interest income and non-interest
revenue and excludes underwriting fees and commissions on securities transactions, which are shown separately in our Consolidated Statement of Income
.

Net interest income arises from interest and dividends related to trading assets and liabilities and is reported net of interest expense associated with funding these assets and liabilities in the following table.

(Canadian $ in millions)	2021	2020	2019
Interest rates	1,017	1,199	700
Foreign exchange	416	474	401
Equities	567	(32)	269
Commodities	147	271	145
Other	2	34	6
Total trading -related revenue	2,149	1,946	1,521
Reported as:
Net interest income	1,853	1,931	1,223
Non-interest revenue – trading revenues	296	15	298
Total trading -related revenue	2,149	1,946	1,521

194	BMO Financial Group 204th Annual Report 2021

Note 18: Offsetting of Financial Assets and Financial Liabilities
Financial assets and financial liabilities are offset and the net amount is reported in our Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in the Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right to offset the amounts only in the event of default, insolvency or bankruptcy, or where the offset criteria are otherwise not met.

(Canadian $ in millions)							2021
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/pledged as collateral (1)(2)	Cash collateral	Net amount (3)
Financial Assets

Securities borrowed or purchased under resale agreements	108,799	1,417	107,382	15,779	90,389	9	1,205
Derivative instruments	37,054	341	36,713	20,952	2,377	4,823	8,561
	145,853	1,758	144,095	36,731	92,766	4,832	9,766

Financial Liabilities
Derivative instruments	31,156	341	30,815	20,952	1,865	1,906	6,092
Securities lent or sold under repurchase agreements	98,973	1,417	97,556	15,779	81,411	108	258
	130,129	1,758	128,371	36,731	83,276	2,014	6,350

							2020
Financial Assets

Securities borrowed or purchased under resale agreements	115,863	3,985	111,878	17,302	92,889	194	1,493
Derivative instruments	37,164	349	36,815	19,302	2,816	4,148	10,549
	153,027	4,334	148,693	36,604	95,705	4,342	12,042

Financial Liabilities
Derivative instruments	30,724	349	30,375	19,302	1,889	3,108	6,076
Securities lent or sold under repurchase agreements	92,643	3,985	88,658	17,302	70,693	263	400
	123,367	4,334	119,033	36,604	72,582	3,371	6,476

(1)	Financial assets received/pledged as collateral are disclosed at fair value and are limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2)	Certain amounts of collateral are restricted from being sold or repledged except in the event of default or the occurrence of other predetermined events.
(3)	Not intended to represent our actual exposure to credit risk.

Certain	comparative figures have been reclassified to conform with the current year’s presentation.

Note 19: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
Our approach includes establishing limits, targets and performance measures that are used to manage balance sheet positions, risk levels and capital requirements, as well as issuing and redeeming capital instruments to achieve a cost-effective capital structure.
Regulatory capital requirements for the bank are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision. To address the market disruption posed by the
COVID-19
pandemic, OSFI announced a suite of modifications to capital requirements in fiscal 2020, with those that were temporary in nature being unwound during the course of fiscal 2021, except for the temporary exclusion of certain exposures from the Leverage Ratio exposure measures which expires on December 31, 2021. Refer to the Enterprise-Wide Capital Management section of Management’s Discussion and Analysis within this report for more details.
Common Equity Tier 1 (CET1) capital is the most permanent form of capital. It is comprised of common shareholders’ equity and may include a portion of expected credit loss provisions, less deductions for goodwill, intangible assets and certain other items. Tier 1 capital is primarily comprised of CET1 capital, preferred shares and other equity instruments, less regulatory deductions.
Tier 2 capital is primarily comprised of subordinated debentures and may include a portion of expected credit loss provisions, less regulatory deductions. Total capital includes Tier 1 and Tier 2 capital. Details of the components of our capital position are presented in Notes 11, 12, 15 and 16.
The primary regulatory capital measures are the CET1 Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio.
•	Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by their respective risk-weighted assets.
•	The Leverage Ratio is defined as Tier 1 capital divided by leverage exposures, which consists of on-balance sheet items and specified off-balance sheet items, net of specified adjustments .

BMO Financial Group 204th Annual Report 2021	195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2021, we
met
OSFI’s
required
target
capital
ratios,
which
include a
2.5
% Capital Conservation Buffer, a
1.0
% Common Equity Tier 1 Surcharge for domestic systemically important banks, a Countercyclical
Buffer
and a
2.5
% Domestic Stability Buffer.
Regulatory Capital Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	2021	2020
CET1 Capital	44,491	40,077
Tier 1 Capital	49,966	45,840
Total Capital	57,201	54,661
Risk-Weighted Assets	325,433	336,607
Leverage Exposures	976,690	953,640
CET1 Ratio	13.7%	11.9%
Tier 1 Capital Ratio	15.4%	13.6%
Total Capital Ratio	17.6%	16.2%
Leverage Ratio	5.1%	4.8%

(1)
Disclosed in accordance with, as applicable, OSFI’s Capital Adequacy Requirements Guideline and Leverage Requirements Guideline. Reflects modifications to capital requirements announced by OSFI in response to the
COVID-19
pandemic in fiscal 2020, some of which remain in effect in 2021.

Note 20: Employee Compensation – Share-Based Compensation
Stock Option Plan
We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Each tranche is treated as a separate award with a different vesting period. In general, options expire 10 years from their grant date
.
We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant
.
The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2021		2020		2019
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price (1)
Outstanding at beginning of year	6,446,110	81.50	6,108,307	76.59	6,095,201	72.19
Granted	984,943	97.14	976,087	101.47	931,047	89.90
Exercised	1,630,867	67.88	563,613	61.89	902,651	60.21
Forfeited/cancelled	117,980	97.03	34,052	97.10	4,756	98.96
Expired	–	–	40,619	82.78	10,534	103.79
Outstanding at end of year	5,682,206	87.79	6,446,110	81.50	6,108,307	76.59
Exercisable at end of year	2,616,750	77.34	3,595,744	69.16	3,507,803	64.57
Available for grant	12,708,296		13,575,259		2,487,645

(1)	The weighted-average exercise prices reflect the conversion of foreign currency denominated options at the exchange rate as at October 31, 2021, 2020 and 2019, respectively.
For foreign currency denominated options exercised or expired during the year, the weighted-average exercise prices are translated using the exchange rates as at the settlement date and expiry date, respectively.
Employee compensation expense related to this plan for the years ended October 31, 2021, 2020 and 2019 was $10 million, $9 million and $9 million, respectively.
Options outstanding and exercisable at October 31, 2021 by range of exercise price were as follows:

(Canadian $, except as noted)					2021
	Options outstanding			Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted-average exercise price	Number of stock options	Weighted-average exercise price
$50.01 to $60.00	107,888	0.1	56.00	107,888	56.00
$60.01 to $70.00	1,065,947	1.6	64.58	1,065,947	64.58
$70.01 to $80.00	691,456	3.7	77.57	691,456	77.57
$80.01 to $90.00	878,372	7.1	89.90	–	–
$90.01 and over	2,938,543	7.6	99.16	751,459	98.27

196	BMO Financial Group 204th Annual Report 2021

The following table summarizes additional information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2021	2020	2019
Unrecognized compensation cost for non-vested stock option awards	7	7	6
Cash proceeds from stock options exercised	111	35	54
Weighted-average share price for stock options exercised (in dollars)	115.42	94.44	99.84
The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2021, 2020 and 2019 was $10.75, $9.46 and $10.23, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used for each option pricing assumption:

	2021	2020	2019
Expected dividend yield	4.9%	4.3%	5.7%
Expected share price volatility	20.6% – 20.7%	15.4%	20.0% – 20.1%
Risk-free rate of return	1.0%	1.9% – 2.0%	2.5%
Expected period until exercise (in years)	6.5 – 7.0	6.5 – 7.0	6.5 – 7.0
Changes to the input assumptions can result in different fair value estimates.
Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2021, 2020 and 2019 was $97.14, $101.47 and $89.90, respectively.
Other Share-Based Compensation
Share Purchase Plans
We offer various employee share purchase plans. The largest of these plans provides employees with the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary to a maximum of $75,000 ($100,000 prior to December 31, 2020). Our contributions during the first two years vest after two years of participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
We account for our contributions as employee compensation expense when they are contributed to the plan.
Employee compensation expense related to these plans for the years ended October 31, 2021, 2020 and 2019 was $46 million, $58 million and $54 million, respectively. There were 18.0 million, 19.2 million and 18.0 million common shares held in these plans for the years ended October 31, 2021, 2020 and 2019, respectively.
Compensation Trusts
We sponsor various share ownership arrangements, certain of which are administered through trusts into which our matching contributions are paid.
We are not required to consolidate our compensation trusts. The assets held by the trusts are not included in our consolidated financial statements.
Total assets held under our share ownership arrangements amounted to $2,425 million as at October 31, 2021 ($1,523 million as at October 31, 2020).
Mid-Term
Incentive Plans
We offer
mid-term
incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash-settled, they are recorded as liabilities. Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.
Mid-term
incentive plan units granted during the years ended October 31, 2021, 2020 and 2019 totalled 6.4 million, 5.7 million and 6.3 million, respectively.
The weighted-average
fair value of these units granted during the years ended 0ctober 31, 2021, 2020 and 2019 was $91.62, $99.59 and $98.52, respectively, and we recorded employee compensation expense of $1,234 million, $363 million and $610 million, respectively. We hedge the impact of the change in market value of our common shares by entering into total return swaps. We also enter into foreign currency swaps to manage the foreign exchange translation from our U.S. businesses. Gains (losses) on total return swaps and foreign currency swaps recognized for the years ended October 31, 2021, 2020 and 2019 were $719 million, $(175) million and $20 million, respectively, resulting in net employee compensation expense of $515 million, $538 million and $590 million, respectively.
A total of 17.6 million, 17.0 million and 17.2 million
mid-term
incentive plan units were outstanding as at October 31, 2021, 2020 and 2019, respectively, and the intrinsic value of those awards which had vested was $1,679 million, $1,019 million and $1,251 million, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred as share units of our common shares. These share units are either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.
Deferred incentive plan payments are paid in cash upon the participant’s departure from the bank.
Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.

BMO Financial Group 204th Annual Report 2021	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred
incentive plan units granted during the years ended October 31, 2021, 2020 and 2019 totalled 0.4 million, 0.3 million and 0.3 million, respectively, and the weighted-average fair
 value of these units granted during the years ended October 31, 2021, 2020 and 2019 was $113.08, $85.47 and $97.27, respectively.
Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $609 million and $379 million as at October 31, 2021 and 2020, respectively.
Employee compensation expense related to these plans for the years ended October 31, 2021, 2020 and 2019 was $279 million, $(62) million and $17 million, respectively. We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Gains (losses) on these derivatives recognized for the years ended October 31, 2021, 2020 and 2019 were $271 million, $(67) million and $4 million, respectively. These gains (losses) resulted in net employee compensation expense for the years ended October 31, 2021, 2020 and 2019 of $8 million, $5 million and $13 million, respectively.
A total of 4.6 million, 4.7 million and 4.8 million deferred incentive plan units were outstanding as at October 31, 2021, 2020 and 2019, respectively.

Note 21: Employee Compensation – Pension and Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We sponsor a number of arrangements globally that provide pension and other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.
Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to our employees. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans
.
Effective December 31, 2020, the primary defined benefit pension plan for employees in Canada was closed to new employees hired after that date. Employees hired or transferred to BMO Canada on or after January 1, 2021 are eligible to participate in a defined contribution pension plan once they have completed the waiting period of six months of continuous service.
We also provide other employee future benefits, including health and dental care benefits and life insurance, for eligible current and retired employees.
Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.
Investment Policy
The defined benefit pension plans are administered under a defined governance structure, with oversight resting with the Board of Directors.
The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and in managing risk. Over the past several years, we have implemented a liability-driven investment strategy for the primary Canadian plan to enhance risk-adjusted returns while reducing the plan’s surplus volatility. This strategy has reduced the impact of the plan on our regulatory capital.
The plans invest in asset classes that include equities, fixed income and alternative strategies, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.
Asset Allocations
The asset allocation ranges and weighted-average actual asset allocations of our primary pension plans, based on fair market values at October 31, are as follows:

	Pension benefit plans
	Target range 2021	Actual 2021	Actual 2020
Equities	20% – 40%	30%	30%
Fixed income investments	40% – 55%	47%	47%
Alternative strategies	10% – 35%	23%	23%
Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis.
Risk Management
The defined benefit pension plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including:
•	monitoring surplus-at-risk, which measures a plan’s risk in an asset-liability framework;
•	stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and any potential impact on the bank;
•	hedging of currency exposures and interest rate risk within policy limits;
•	controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality of debt securities, sector guidelines, issuer/counterparty limits and others; and
•	ongoing monitoring of exposures, performance and risk levels.

198	BMO Financial Group 204th Annual Report 2021

Pension and Other Employee Future Benefit Liabilities
Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.
The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected based on the yields of high-quality AA rated corporate bonds with terms matching the plans’ cash flows.
The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expenses are as follows:
Current service cost
represents benefits earned in the current year. The cost is determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.
Interest on net defined benefit asset or liability
represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.
Actuarial gains and losses
may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. Actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods.
Plan amendments
are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.
Settlements
occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.
Funding of Pension and Other Employee Future Benefit Plans
We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while the supplementary pension plan in the U.S. is unfunded.
Our other employee future benefit plans in Canada and the United States are either funded or unfunded. Benefit payments related to these plans are paid either through the respective plan or directly by us.
We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our “funding valuation”). An annual funding valuation is performed for our plans in Canada and the United States. The most recent funding valuation for our primary Canadian pension plan was performed as at October 31, 2021 and the most recent funding valuation for our primary U.S. pension plan was performed as at January 1, 2021.
A summary of plan information for the past three years is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2021	2020	2019	2021	2020	2019
Defined benefit obligation	9,716	10,493	9,866	1,220	1,290	1,254
Fair value of plan assets	10,525	10,064	9,723	166	181	175
Surplus (deficit) and net defined benefit asset (liability)	809	(429)	(143)	(1,054)	(1,109)	(1,079)
Surplus (deficit) is comprised of:
Funded or partially funded plans	939	(266)	36	40	38	46
Unfunded plans	(130)	(163)	(179)	(1,094)	(1,147)	(1,125)
Surplus (deficit) and net defined benefit asset (liability)	809	(429)	(143)	(1,054)	(1,109)	(1,079)

Pension and Other Employee Future Benefit Expenses Pension and other employee future benefit expenses are determined as follows:
(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2021	2020	2019	2021	2020	2019
Annual benefits expense

Current service cost	268	249	193	9	11	9
Net interest (income) expense on net defined benefit (asset) liability	7	1	(20)	30	32	37
Past service cost (income)	–	–	(5)	–	–	–
Administrative expenses	5	5	5	–	–	–
Remeasurement of other long-term benefits	–	–	–	(11)	10	6
Benefits expense	280	255	173	28	53	52
Canada and Quebec pension plan expense	90	87	82	–	–	–
Defined contribution expense	160	169	170	–	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	530	511	425	28	53	52

BMO Financial Group 204th Annual Report 2021	199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted-Average Assumptions

	Pension benefit plans			Other employee future benefit plans
	2021	2020	2019	2021		2020		2019
Defined Benefit Expenses

Discount rate at beginning of year (3)(4)	2.7%	3.0%	4.0%	2.7%		3.0%		4.1%
Rate of compensation increase	2.1%	2.1%	2.4%	2.0%		2.0%		2.0%
Assumed overall health care cost trend rate	na	na	na	4.8%	(2)	4.9%	(1)	4.9%	(1)
Defined Benefit Obligation
Discount rate at end of year	3.2%	2.7%	3.0%	3.3%		2.7%		3.0%
Rate of compensation increase	2.2%	2.1%	2.1%	na	(5)	2.0%		2.0%
Assumed overall health care cost trend rate	na	na	na	4.8%	(2)	4.8%	(1)	4.9%	(1)

(1)	Trending to 4.1% in 2040 and remaining at that level thereafter.
(2)	Trending to 4.0% in 2041 and remaining at that level thereafter.
(3)	The pension benefit current service cost was calculated using a separate discount rate of 3.00%, 3.10% and 4.10% for 2021, 2020 and 2019, respectively.
(4)	The other employee future benefit plans current service cost was calculated using a separate discount rate of 3.00%, 3.20% and 4.20% for 2021, 2020 and 2019, respectively.
(5)	Rate of compensation increase is na due to new flat dollar retiree plan benefit no longer being dependent on compensation.
na	– not applicable
Assumptions regarding future mortality are based on published statistics
and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States
	2021	2020	2021	2020
Life expectancy for those currently age 65
Males	23.8	23.8	21.8	21.7
Females	24.2	24.1	23.2	23.1
Life expectancy at age 65 for those currently age 45
Males	24.8	24.7	23.0	22.9
Females	25.1	25.1	24.4	24.3

Changes in the estimated financial positions of our defined benefit pension plans and other employee future benefit plans are as follows:
(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2021	2020	2021	2020
Defined benefit obligation
Defined benefit obligation at beginning of year	10,493	9,866	1,290	1,254
Current service cost	268	249	9	11
Interest cost	269	286	34	37
Benefits paid	(525)	(516)	(50)	(48)
Employee contributions	17	17	5	5
Actuarial (gains) losses due to:
Changes in demographic assumptions	11	16	(4)	14
Changes in financial assumptions	(700)	484	(89)	50
Plan member experience	29	59	39	(35)
Foreign exchange and other	(146)	32	(14)	2
Defined benefit obligation at end of year	9,716	10,493	1,220	1,290
Wholly or partially funded defined benefit obligation	9,586	10,330	126	143
Unfunded defined benefit obligation	130	163	1,094	1,147
Total defined benefit obligation	9,716	10,493	1,220	1,290
Fair value of plan assets
Fair value of plan assets at beginning of year	10,064	9,723	181	175
Interest income	262	285	4	5
Return on plan assets (excluding interest income)	542	235	(1)	6
Employer contributions	298	296	40	36
Employee contributions	17	17	5	5
Benefits paid	(525)	(516)	(50)	(48)
Administrative expenses	(5)	(5)	–	–
Foreign exchange and other	(128)	29	(13)	2
Fair value of plan assets at end of year	10,525	10,064	166	181
Surplus (Deficit) and net defined benefit asset (liability) at end of year	809	(429)	(1,054)	(1,109)
Recorded in:
Other assets	947	124	40	38
Other liabilities	(138)	(553)	(1,094)	(1,147)
Surplus (Deficit) and net defined benefit asset (liability) at end of year	809	(429)	(1,054)	(1,109)
Actuarial gains (losses) recognized in other comprehensive income
Net actuarial gains (losses) on plan assets	542	235	(1)	6
Actuarial gains (losses) on defined benefit obligation due to:
Changes in demographic assumptions	(11)	(16)	4	(12)
Changes in financial assumptions	700	(484)	84	(45)
Plan member experience	(29)	(59)	(45)	38
Foreign exchange and other	20	(6)	–	–
Actuarial gains (losses) recognized in other comprehensive income for the year	1,222	(330)	42	(13)

200	BMO Financial Group 204th Annual Report 2021

Our pension and other employee future benefit plan assets are measured
at
fair
value on a recurring basis. The fair values of plan assets held by our primary plans as at October 31, 2021 and 2020 are as follows:

(Canadian $ in millions)			2021			2020
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and money market funds	144	1	145	208	–	208
Securities issued or guaranteed by:
Canadian federal government	26	41	67	17	54	71
Canadian provincial and municipal governments	191	364	555	308	404	712
U.S. federal government	297	4	301	393	7	400
Pooled funds	1,071	4,014	5,085	1,331	3,442	4,773
Derivative instruments	–	43	43	1	(16)	(15)
Corporate debt	3	1,391	1,394	2	1,363	1,365
Corporate equity	1,655	–	1,655	1,255	–	1,255
	3,387	5,858	9,245	3,515	5,254	8,769

No plan assets are directly invested in the bank’s or related parties’ securities as at October 31, 2021 and 2020. As at October 31, 2021 our primary Canadian plan indirectly held, through pooled funds, approximately $11 million ($9 million as at October 31, 2020) of our common shares and fixed income securities. The plans do not hold any property we occupy or other assets we use.
Sensitivity of Assumptions
Key weighted-average assumptions used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided in the table should be used with caution, as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions, which would amplify or reduce certain sensitivities
.

	Defined benefit obligation
(Canadian $ in millions, except as noted)	Pension benefit plans	Other employee future benefit plans
Discount rate (%)	3.2	3.3
Impact of: 1% increase ($)	(1,019)	(111)
1% decrease ($)	1,287	133
Rate of compensation increase (%)	2.2	na
Impact of: 0.25% increase ($)	47	–	(1)
0.25% decrease ($)	(46)	–	(1)
Mortality
Impact of: 1 year shorter life expectancy ($)	(179)	(29)
1 year longer life expectancy ($)	176	29
Assumed overall health care cost trend rate (%)	na	4.8	(2)
Impact of: 1% increase ($)	na	49
1% decrease ($)	na	(49)

(1)	The change in this assumption is immaterial.
(2)	Trending to 4.0% in 2041 and remaining at that level thereafter.
na – not applicable

Maturity Profile
The duration of the defined benefit obligation for our primary plans is as follows:

(Years)	2021	2020

Canadian pension plans	14.5	15.4
U.S. pension plans	9.5	9.9
Canadian other employee future benefit plans	13.7	14.3
Cash Flows
Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2021	2020	2019	2021	2020	2019
Contributions to defined benefit plans	254	251	203	–	–	–
Contributions to defined contribution plans	160	169	170	–	–	–
Benefits paid directly to pensioners	44	45	53	40	36	40
	458	465	426	40	36	40
Our best estimate of the contributions and benefits
to be
paid directly to pensioners for the year ending October 31, 2022 is approximately $86 million for our defined benefit pension plans and $48
 million for our other employee future benefit plans. Benefit payments for the year ending October 31, 2022 are estimated to be $542 million.

Note 22: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our subsidiaries, as noted below.

BMO Financial Group 204th Annual Report 2021	201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, we record an income tax expense or benefit in other comprehensive income or directly in equity when the taxes relate to amounts recorded in other comprehensive income or equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gains (losses) on translation of net foreign operations.
Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. Deferred tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse.
Changes
in deferred tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event which is recognized either in other comprehensive income or directly in equity. Current and deferred taxes are offset only when they are levied by the same tax authority, on the same entity or group of entities, and when there is a legal right to offset.
Included in deferred tax assets is $nil million
($20
million as at October 31, 2020) related to Canadian tax loss carryforwards and
$9 million ($75
million as at October 31, 2020) related to both U.S. tax loss carryforwards and tax credits that will expire in various amounts in U.S. taxation years from 2021 through 2040. On the evidence available, including management projections of income, we believe that it is probable there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2021 is
$118 million ($113 million in 2020), of which $7 million ($7 million in 2020) is scheduled to expire within five years. Deferred tax assets have not been recognized in respect of these items because it is not probable that these assets will be realized.
Income that we earn through our
foreign
subsidiaries is generally taxed in the foreign country in which they operate. Income that we earn through our foreign branches is also generally taxed in the foreign country in which they operate. Canada also taxes the income we earn through foreign branches and a credit is allowed for certain foreign taxes paid on such income. Repatriation of earnings from certain foreign subsidiaries would require us to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded a related deferred tax liability. The taxable temporary differences associated with the repatriation of earnings from investments in certain subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized totalled
$17 billion as at October 31, 2021 ($16 billion in 2020)
.
Provision for Income Taxes

(Canadian $ in millions)	2021	2020	2019
Consolidated Statement of Income
Current
Provision for income taxes for the current period	2,334	1,154	1,198
Adjustments for prior periods	(14)	10	(14)
Deferred
Origination and reversal of temporary differences	173	91	327
Effect of changes in tax rates	11	(4)	3
	2,504	1,251	1,514
Other Comprehensive Income and Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on FVOCI debt securities	(58)	143	140
Reclassification to earnings of (gains) on FVOCI debt securities	(14)	(25)	(26)
Gains (losses) on derivatives designated as cash flow hedges	(504)	541	521
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges	(149)	(16)	51
Unrealized gains (losses) on hedges of net foreign operations	180	(35)	(4)
Gains (losses) on remeasurement of pension and other employee future benefit plans	341	(88)	(196)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(70)	(10)	27
Unrealized gains on FVOCI equity securities	6	–	1
Share-based compensation	(10)	3	–
	(278)	513	514
Total provision for income taxes	2,226	1,764	2,028

Components of Total Provision for Income Taxes (Canadian $ in millions)	2021	2020	2019
Canada: Current taxes
Federal	650	694	791
Provincial	373	402	465
	1,023	1,096	1,256
Canada: Deferred taxes
Federal	233	(11)	(113)
Provincial	134	(6)	(66)
	367	(17)	(179)
Total Canadian	1,390	1,079	1,077
Foreign: Current taxes	940	450	308
Deferred taxes	(104)	235	643
Total foreign	836	685	951
Total provision for income taxes	2,226	1,764	2,028

202	BMO Financial Group 204th Annual Report 2021

Set out below is a reconciliation of our
statutory
tax rates and income taxes that would be
payable
at these rates to the effective tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2021		2020		2019
Combined Canadian federal and provincial income taxes at the statutory tax rate	2,729	26.6%	1,688	26.6%	1,934	26.6%
Increase (decrease) resulting from:
Tax-exempt income from securities	(232)	(2.3)	(247)	(3.9)	(220)	(3.0)
Foreign operations subject to different tax rates	(137)	(1.3)	(175)	(2.8)	(158)	(2.2)
Write-down of goodwill	202	2.0	–	–	–	–
Change in tax rate for deferred taxes	11	0.1	(4)	(0.1)	3	–
Income attributable to investments in associates and joint ventures	(56)	(0.6)	(39)	(0.6)	(37)	(0.5)
Other	(13)	(0.1)	28	0.5	(8)	(0.1)
Provision for income taxes in the Consolidated Statement of Income and effective tax rate	2,504	24.4%	1,251	19.7%	1,514	20.8%
C
omponents of Deferred Tax Balances

(Canadian $ in millions)
Deferred Tax Asset (Liability)	Net asset, October 31, 2020	Benefit (expense) to income statement	Benefit (expense) to equity	Translation and other	Net asset, October 31, 2021
Allowance for credit losses	849	(194)	–	(4)	651
Employee future benefits	337	2	(9)	–	330
Deferred compensation benefits	416	270	–	(1)	685
Other comprehensive income	(358)	–	250	–	(108)
Tax loss carryforwards	87	(53)	–	–	34
Tax credits	31	(31)	–	–	–
Premises and equipment	(361)	(39)	–	–	(400)
Pension benefits	78	104	(330)	–	(148)
Goodwill and intangible assets	(237)	(6)	–	2	(241)
Securities	11	(62)	–	–	(51)
Other	512	(175)	10	(4)	343
Net deferred tax assets (liabilities)	1,365	(184)	(79)	(7)	1,095
Comprising
Deferred tax assets	1,473				1,287
Deferred tax liabilities	(108)				(192)
Net deferred tax assets (liabilities)	1,365	–	–	–	1,095

(Canadian $ in millions)
Deferred Tax Asset (Liability)	Net asset, November 1, 2019 (1)	Benefit (expense) to income statement	Benefit (expense) to equity	Translation and other	Net asset, October 31, 2020
Allowance for credit losses	511	334	–	4	849
Employee future benefits	325	11	1	–	337
Deferred compensation benefits	483	(69)	–	2	416
Other comprehensive income	(143)	–	(218)	3	(358)
Tax loss carryforwards	145	(59)	–	1	87
Tax credits	189	(189)	–	31	31
Premises and equipment	(282)	(78)	–	(1)	(361)
Pension benefits	27	(35)	86	–	78
Goodwill and intangible assets	(217)	(18)	–	(2)	(237)
Securities	50	(39)	–	–	11
Other	441	55	–	16	512
Net deferred tax assets (liabilities)	1,529	(87)	(131)	54	1,365
Comprising
Deferred tax assets	1,589				1,473
Deferred tax liabilities	(60)				(108)
Net deferred tax assets (liabilities)	1,529	–	–	–	1,365

(1)	Includes IFRS 16 adoption adjustment of $21 million (refer to Note 1).
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately
$1,210
million, to date, in respect of certain 2011 – 2016 Canadian corporate dividends. Those reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. In October 2021, we filed Notices of Appeal with the Tax Court of Canada and the matter is now in litigation. In the future, we expect to be reassessed for significant income tax for similar activities. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

BMO Financial Group 204th Annual Report 2021	203

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the year.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following table presents our basic and diluted earnings per share:

Basic Earnings Per Common Share (Canadian $ in millions, except as noted)	2021	2020	2019
Net income	7,754	5,097	5,758
Dividends on preferred shares and distributions on other equity instruments	(244)	(247)	(211)
Net income available to common shareholders	7,510	4,850	5,547
Weighted-average number of common shares outstanding (in thousands)	647,163	641,424	638,881
Basic earnings per common share (Canadian $)	11.60	7.56	8.68

Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	7,510	4,850	5,547
Weighted-average number of common shares outstanding (in thousands)	647,163	641,424	638,881
Effect of dilutive instruments
Stock options potentially exercisable (1)	6,403	3,433	5,326
Common shares potentially repurchased	(4,890)	(2,729)	(3,847)
Weighted-average number of diluted common shares outstanding (in thousands)	648,676	642,128	640,360
Diluted earnings per common share (Canadian $)	11.58	7.55	8.66

(1)
In computing diluted earnings per share, we did no
t exclude any stock options outstanding for the year ended October 31, 2021 as the average share price for the year exceeded the exercise price. For the years ended October 31, 2020 and 2019, we excluded average stock options outstanding 3,146,040 and 1,177,152
with a weighted-average exercise price of $99.57
and $101.83
, respectively, as the average share price for the year did not exceed the exercise price.

Note 24: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities
In the normal course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse a counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees
of the indebtedness of another party, all of which are considered guarantees.
Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (refer to Note 8). For guarantees that do not qualify as derivatives, the liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and our best estimate of the amount required to settle the obligation. Any change in the liability is reported in our Consolidated Statement of Income.
We enter into a variety of commitments, including
off-balance
sheet credit instruments, such as backstop liquidity facilities, securities lending, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with our collateral requirements for loans.
A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for these instruments using the same credit risk process that is applied to loans and other credit assets
.
The maximum amount payable related to our various commitments is as follows:

(Canadian $ in millions)	2021	2020
Financial Guarantees
Standby letters of credit	22,165	23,144
Credit default swaps (1)	5,158	1,795
Other Credit Instruments
Backstop liquidity facilities (2)	12,895	5,601
Securities lending	3,909	4,349
Documentary and commercial letters of credit	1,481	1,034
Commitments to extend credit (3)	174,327	180,384
Other commitments (4)	8,070	5,302
Total	228,005	221,609

(1)	The fair value of the related derivatives included in our Consolidated Balance Sheet was $(4) million as at October 31, 2021 ($(8) million as at October 31, 2020).
(2)
Effective October 31, 2021, we deconsolidated our investment in Fairway Financial Company LLC and the total committed undrawn liquidity facility provided to the vehicle was $8,095 million as at October 31, 2021.

(3)	Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.
(4)	Other commitments include $1,649 million as at October 31, 2021 ($1,763 million as at October 31, 2020) of underwriting commitments that are extended but not yet accepted by the borrower.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

204	BMO Financial Group 204th Annual Report 2021

Financial Guarantees
Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt directly provided to a third party.
Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond
or a loan. The terms of these contracts range from less than one year to 10 years. Refer to Note 8 for details.
Other Credit Instruments
Backstop liquidity facilities are provided to ABCP programs administered by us as an alternative source of financing when ABCP markets cannot be accessed. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of insolvency of the borrower. The average term of these liquidity facilities is approximately 2 to 5 years.
We lend eligible customers’ securities to third-party borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we may provide indemnification to clients against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral that is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis.
Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.
Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.
Other commitments include commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we, alone or together with a syndicate of financial institutions, purchase the new issue for resale to investors.
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, director contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.
Exchange and Clearinghouse Guarantees
We are a member of several securities and futures exchanges and central counterparties. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of material loss to be remote.
Pledged Assets and Collateral
In the ordinary course of business, we enter into trading, lending and borrowing activities that require us to pledge assets or provide collateral. Pledging and collateral transactions are typically conducted under terms and conditions that are usual and customary to these activities. If there is no default, the securities or their equivalents must be returned by the pledgee upon satisfaction of the obligation.
The following table summarizes our pledged assets and collateral, and the activities to which they relate:

(Canadian $ in millions)	2021	2020
Bank Assets
Cash and due from banks	110	111
Securities (1)	82,975	75,104
Loans	54,656	58,974
Other assets	6,436	6,344
	144,177	140,533
Third-party Assets (2)
Collateral received and available for sale or re-pledging	180,705	169,197
Less: Collateral not sold or re-pledged	(46,278)	(58,312)
	134,427	110,885
	278,604	251,418

(Canadian $ in millions)	2021	2020
Uses of pledged assets and collateral
Clearing systems, payment systems and depositories	9,464	7,550
Foreign governments and central banks	110	111
Obligations related to securities sold short	32,073	29,376
Obligations related to securities sold under repurchase agreements	87,894	80,962
Securities borrowing and lending (3)	77,456	58,791
Derivatives transactions	11,439	9,613
Securitization	26,075	31,417
Covered bonds	26,340	25,948
Other	7,753	7,650
Total pledged assets and collateral	278,604	251,418

(1)	Includes NHA mortgage-backed securities of $4,519 million, which are included in loans in our Consolidated Balance Sheet ($6,121 million as at October 31, 2020).
(2)	Includes on-balance sheet securities borrowed or purchased under resale agreements and off-balance sheet collateral received.
(3)	Includes off-balance sheet securities borrowing and lending.

BMO Financial Group 204th Annual Report 2021	205

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease Commitments
We have entered into a number of
non-cancellable
leases for premises and equipment. Our computer and software leases are typically fixed for one term. Leases that we have signed but have not yet taken possession of, were $248 million as at October 31, 2021 ($991 million as at October 31, 2020).
Provisions and Contingent Liabilities
Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations for which we can reliably estimate the obligation, and it is probable we will be required to settle the obligation. We recognize as a provision our best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations. Provisions are recorded in other liabilities on the Consolidated Balance Sheet. Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence
of one or more future events not wholly within our control, and are not included in the table below.
Legal Proceedings
The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank’s provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank’s provisions may differ significantly from actual losses as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet be determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory investigations may be material to the bank’s consolidated financial position or its results of operations for any particular reporting period.
BMO and its subsidiaries are named as defendants or are otherwise involved in a substantial number of legal proceedings. BMO Harris Bank N.A. (BMO Harris), as successor to M&I Marshall and Ilsley Bank (M&I), has been named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters) between 1994 and 2008. The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleges that between 1999 and 2008, M&I (and a predecessor bank) facilitated the Ponzi scheme operated by Petters. BMO denies these allegations and continues to defend itself vigorously. The Trustee seeks US$1.9 billion in compensatory damages, plus prejudgment interest, punitive damages, and attorneys’ fees. The Bankruptcy Court: (i) denied BMO Harris’s motion for summary judgement; (ii) granted the Trustee’s motion for sanctions based on the alleged spoliation of evidence; and (iii) transferred the case to the U.S. District Court for the District of Minnesota (District Court) for trial. BMO Harris filed an objection to the spoliation sanctions, which is still pending before the District Court. BMO Harris anticipates that the trial in this case will take place no earlier than late 2022.
In June 2021, the Ontario Superior Court approved the settlement of $100 million
relating to a class action involving BMO Nesbitt Burns Inc., BMO Investorline Inc. and BMO Trust Company regarding disclosures of foreign exchange conversion spreads when converting foreign exchange in registered accounts prior to a system change in 2011.
Restructuring Charges
Provisions for restructuring charges as at October 31, 2021 are $136 million ($336 million as at October 31, 2020), which include severance-related costs to improve efficiency, and accelerate delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. This represents our best estimate of the amount that will ultimately be paid out.
Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2021	2020
Balance at beginning of year	472	680
Additional provisions/increase in provisions	166	141
Provisions utilized	(340)	(334)
Amounts reversed	(44)	(16)
Foreign exchange and other	(6)	1
Balance at end of year (1)	248	472

(1)	Balance includes severance obligations, restructuring charges and legal provisions.

206	BMO Financial Group 204th Annual Report 2021

Note 25: Operating and Geographic Segmentation
Operating Groups
We conduct our business through three operating

groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures, such as net income, revenue growth, return on equity, and non-interest
expense-to-revenue
(efficiency) ratio, as well as operating leverage.

Personal and Commercial Banking
Personal and Commercial Banking (P&C) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.
Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking (Canadian P&C) provides a full range of financial products and services to eight million customers. Personal Banking provides financial solutions through a network of almost 900 branches, contact centres, digital banking platforms and over 3,300 automated teller machines. Commercial Banking serves clients across Canada and delivers sector and industry expertise, as well as a local presence.
U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking (U.S. P&C) offers a broad range of products and services. Our retail and small and mid-sized
business banking customers are served through our branches, contact centres, online and mobile banking platforms, and automated banking machines across eight states. Commercial Banking serves clients across the United States and delivers sector and industry expertise and local presence.
BMO Wealth Management
BMO’s group of wealth management businesses
 (BMO WM)
serves a full range of client segments, from
mainstream
to ultra high net worth and institutional, with a broad offering of wealth management products
and services, including insurance products.
BMO Capital Markets
BMO Capital Markets (BMO CM) is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. Through our Investment and Corporate Banking and Global Markets lines of business, we operate in 32 locations around the world, including 18 offices in North America.
Corporate Services
Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology including data and analytics, and also provides cyber security and operations services.
The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (P&C, BMO WM and BMO CM), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments and residual unallocated expenses.
Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. Income taxes presented below may not be reflective of taxes paid in each jurisdiction in which we operate. Income taxes are generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities specific to each segment. A notable accounting measurement difference is the taxable equivalent basis adjustment, as described below.
Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform with the current year’s presentation.
Taxable Equivalent Basis
We analyze revenue on a taxable equivalent basis (teb) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the operating segments’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes. The teb adjustment for the year ended October 31, 2021 was
$315 million ($335 million in 2020 and $296 million in 2019).
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. Overhead expenses are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services. These inter-group allocations are also applied to the geographic segmentation.

BMO Financial Group 204th Annual Report 2021	207

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	2021 Total
Net interest income (2)	6,561	4,268	982	3,115	(616)	14,310
Non-interest revenue	2,225	1,243	6,071	3,011	326	12,876
Total Revenue	8,786	5,511	7,053	6,126	(290)	27,186
Provision for (recovery of) credit losses on impaired loans	493	22	4	11	(5)	525
Provision for (recovery of) credit losses on performing loans	(116)	(166)	(16)	(205)	(2)	(505)
Total provision for (recovery of) credit losses	377	(144)	(12)	(194)	(7)	20
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,399	–	–	1,399
Depreciation and amortization	526	487	283	269	–	1,565
Non-interest expense	3,511	2,310	3,433	3,167	1,523	13,944
Income (loss) before taxes	4,372	2,858	1,950	2,884	(1,806)	10,258
Provision for (recovery of) income taxes	1,135	669	476	744	(520)	2,504
Reported net income (loss)	3,237	2,189	1,474	2,140	(1,286)	7,754
Average assets (3)	262,953	129,009	48,232	372,475	168,471	981,140

	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	2020 Total
Net interest income (2)	6,105	4,345	900	3,320	(699)	13,971
Non-interest revenue	1,930	1,186	5,808	2,006	285	11,215
Total Revenue	8,035	5,531	6,708	5,326	(414)	25,186
Provision for credit losses on impaired loans	787	418	4	310	3	1,522
Provision for credit losses on performing loans	623	441	18	349	–	1,431
Total provision for credit losses	1,410	859	22	659	3	2,953
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,708	–	–	1,708
Depreciation and amortization	517	563	295	243	–	1,618
Non-interest expense	3,375	2,512	3,224	2,993	455	12,559
Income (loss) before taxes	2,733	1,597	1,459	1,431	(872)	6,348
Provision for (recovery of) income taxes	706	320	363	344	(482)	1,251
Reported net income (loss)	2,027	1,277	1,096	1,087	(390)	5,097
Average assets (3)	251,471	137,644	45,573	369,518	138,244	942,450

	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	2019 Total
Net interest income (2)	5,885	4,216	935	2,390	(538)	12,888
Non-interest revenue	2,099	1,162	6,727	2,369	238	12,595
Total Revenue	7,984	5,378	7,662	4,759	(300)	25,483
Provision for (recovery of) credit losses on impaired loans	544	160	2	52	(7)	751
Provision for (recovery of) credit losses on performing loans	63	37	(2)	28	(5)	121
Total provision for (recovery of) credit losses	607	197	–	80	(12)	872
Insurance claims, commissions and changes in policy benefit liabilities	–	–	2,709	–	–	2,709
Depreciation and amortization	355	459	230	161	–	1,205
Non-interest expense	3,481	2,677	3,293	3,118	856	13,425
Income (loss) before taxes	3,541	2,045	1,430	1,400	(1,144)	7,272
Provision for (recovery of) income taxes	917	434	371	309	(517)	1,514
Reported net income (loss)	2,624	1,611	1,059	1,091	(627)	5,758
Average assets (3)	237,742	126,539	40,951	342,626	85,394	833,252

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central
banks, reverse repos, loans and securities. Total average earning assets for 2021 are $897,302, including $248,215 for Canadian P&C, $122,166 for U.S. P&C, and $526,921 for all other operating segments including Corporate (2020 - Total: $853,336, Canadian P&C: $234,953, U.S. P&C: $130,190 and all other operating segments: $488,193; 2019 - Total: $759,395, Canadian P&C: $222,260, U.S. P&C: $119,640 and all other operating segments: $417,495).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

208	BMO Financial Group 204th Annual Report 2021

Geographic Information
We operate primarily in Canada and the United States, but we also have operations in the
United Kingdom,
Europe, the Caribbean and Asia, which are grouped in other countries in the table below. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses.
Our results and average assets, grouped by geographic region, are as follows:

(Canadian $ in millions)	2021
	Canada	United States	Other countries	Total
Total Revenue	15,983	9,242	1,961	27,186
Income (loss) before taxes	6,242	4,224	(208)	10,258
Reported net income (loss)	4,809	3,254	(309)	7,754
Average Assets	544,652	376,102	60,386	981,140
				2020
Total Revenue	14,515	8,659	2,012	25,186
Income before taxes	3,815	1,891	642	6,348
Reported net income	3,021	1,554	522	5,097
Average Assets	522,155	361,651	58,644	942,450
				2019
Total Revenue	14,998	8,282	2,203	25,483
Income before taxes	4,218	2,367	687	7,272
Reported net income	3,313	1,903	542	5,758
Average Assets	462,427	316,983	53,842	833,252

BMO Financial Group 204th Annual Report 2021	209

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26: Significant Subsidiaries
A
s at October
31, 2021, the bank, either directly or
indirectly
through its
subsidiaries
, controls the following significant operating subsidiaries.

Significant subsidiaries (1)(2)	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal (China) Co. Ltd.	Beijing, China	411
Bank of Montreal Europe plc	Dublin, Ireland	1,001
Bank of Montreal Holding Inc. and subsidiaries, including:	Toronto, Canada	35,384
Bank of Montreal Mortgage Corporation	Calgary, Canada
BMO Mortgage Corp.	Vancouver, Canada
BMO Investments Limited	Hamilton, Bermuda
BMO Reinsurance Limited	St. Michael, Barbados
BMO Nesbitt Burns Holdings Corporation	Toronto, Canada
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Investments Inc.	Toronto, Canada
BMO InvestorLine Inc.	Toronto, Canada
BMO Capital Markets Limited	London, England	310
BMO Financial Corp. and subsidiaries, including:	Chicago, United States	26,775
BMO Asset Management Corp. and subsidiaries	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Family Office, LLC	Palo Alto, United States
BMO Harris Bank National Association and subsidiaries, including:	Chicago, United States
BMO Harris Investment Company LLC	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Global Asset Management (Asia) Limited (3)	Hong Kong, China
BMO Global Asset Management (Europe) Limited and subsidiaries (3) , including:	London, England	395
BMO Asset Management (Holdings) plc and subsidiaries (3)	London, England
BMO Life Insurance Company and subsidiaries, including:	Toronto, Canada	1,369
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Trust Company	Toronto, Canada	589
LGM Investments Limited (3)	London, England	39
Pyrford International Limited (3)	London, England	73

(1)
Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for BMO Financial Corp., BMO Asset Management Corp., BMO Capital Markets Corp., BMO Harris Financing, Inc., and BMO Family Office, LLC, which are incorporated under the laws of the state of Delaware, United States. BMO Asset Management (Holdings) plc is incorporated under the laws of Scotland. BMO Harris Investment Company LLC is organized under the laws of the state of Nevada, United States.

(2)	Unless otherwise noted, the bank, either directly or indirectly through its subsidiaries, owns 100% of the outstanding voting shares of each subsidiary.
(3)	These subsidiaries are part of the sale of our EMEA asset management business which was completed on November 8, 2021. Refer to Note 10 for further information.
S
ignificant Restrictions
Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:
•	Assets pledged as security for various liabilities we incur. Refer to Note 24 for details.
•	Assets of our consolidated structured entities that are held for the benefit of the note holders. Refer to Note 7 for details.
•	Assets held by our insurance subsidiaries. Refer to Note 12 for details.
•	Regulatory and statutory requirements that reflect capital and liquidity requirements.
•	Funds required to be held with central banks. Refer to Note 2 for details.

210	BMO Financial Group 204th Annual Report 2021

N
ote 27: Related Party Transactions
Related parties include subsidiaries, joint ventures, associates, employee future benefit plans and key management personnel and their close family members. Close family members include spouses, common-law
partners and dependent minors. Transactions with our subsidiaries are eliminated on consolidation, and are not disclosed as related party transactions.
Key Management Personnel Compensation
K
ey management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (directors) and certain senior executives.
The following table presents the compensation of our key management personnel:

(Canadian $ in millions)	2021	2020	2019
Base salary and incentives	22	20	22
Post-employment benefits	3	3	2
Share-based payments (1)	32	32	43
Total key management personnel compensation	57	55	67

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.
W
e offer senior
executives market interest rates on credit card balances, a
fee-based
subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. At October 31, 2021, loans to key management personnel totalled $22 million ($19 million in 2020). We have no provision for credit losses related to these amounts as at October 31, 2021 and 2020.
Directors receive a specified amount of their annual retainer in deferred stock units. Until a director’s shareholdings (including deferred stock units) are eight times greater than their annual retainer, they are required to take 100% of their annual retainer and other fees in the form of either our common shares or deferred stock units. Once the shareholding requirements have been met, directors may elect to receive the remainder of such retainer fees and other remuneration in cash, common shares or deferred stock units.
Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainer and other fees in the form of deferred stock units.
J
oint Ventures and Associates
We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services.
The following table presents the carrying amount of our interests in joint ventures and associates accounted for under the equity method as well as our share of the income of those entities:

(Canadian $ in millions)	Joint ventures		Associates
	2021	2020	2021	2020

Carrying amount	474	412	661	573
Share of net income	107	99	141	62
We do not have any joint ventures or associates that are individually material to our consolidated financial statements.
The following table presents transactions with our joint ventures and associates:

(Canadian $ in millions)	2021	2020
Loans	791	560
Deposits	117	124
Fees paid for services received	59	63
Guarantees and commitments	73	57
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 204th Annual Report 2021	211